HIVE DIGITAL TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON December 11, 2024

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Corporation’s proxy solicitation agent:

Laurel Hill Advisory Group

North America Toll-Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Dated October 23, 2024

FRANK HOLMES
EXECUTIVE CHAIRMAN
HIVE DIGITAL TECHNOLOGIES LTD.

Dear Shareholders,

As Executive Chairman, I am honored to share with you the remarkable strides Hive Digital Technologies Ltd. ("HIVE" or the "Corporation") has made over the past year. Our relentless focus on innovation, efficiency, and sustainability continues to propel us forward as a leader in both the digital asset and high-performance computing sectors. I am proud to report several key accomplishments that have positioned us for long-term growth and shareholder value creation.

1. Expansion of Green Energy:

We are excited about our 100-megawatt expansion in Paraguay, which we announced in July. This move furthers our commitment to harnessing renewable green energy, primarily hydro. It aligns with our broader strategy of powering our operations sustainably, contributing to a greener future while continuing to enhance our efficiency.

2. Increased Presence in the Global Bitcoin Mining Network:

Over the past year, HIVE has been responsible for approximately 1% of the global Bitcoin mining network. With our expansion plans in Paraguay, we aim to double our presence, targeting 2% of the global network by next year. This growth will solidify our leadership and reinforce our position in the industry.

3. Strategic Bitcoin HODLing:

We have HODL'd over 2,600 Bitcoin on our balance sheet from our operations, marking a 50% increase from the previous year. This strategic move reflects our confidence in the long-term value of Bitcoin and our commitment to maximizing shareholder value. At US$70,000 per Bitcoin, owning over 2,600 Bitcoin equates to US$189 million or US$1.57 per share, based on 120 million shares outstanding.

4. Operational Efficiency and Global Reach:

HIVE continues to be recognized as the most efficient Bitcoin miner, a distinction we are proud of. Our operations span nine time zones and function in four different languages, with plans to add a fifth language as we expand into Paraguay. This global footprint allows us to operate efficiently and effectively around the clock, further enhancing our competitive edge.

5. Minimizing Shareholder Dilution and Navigating the Halving:

Throughout our growth, we have maintained a disciplined approach to capital management, ensuring minimal shareholder dilution and the lowest G&A cost to mine a Bitcoin in the sector. Additionally, as we did four years ago, we have successfully managed the halving, positioning ourselves for continued growth in the post-halving market environment.

6. AI and GPU Revenue Growth:

Our initial suite of NVIDIA chips has generated approximately US$10 million in cash flow, and we are well on our way to scaling this business by 10x. As a Preferred Status client of NVIDIA, we are leveraging their latest technology, including the powerful H100 chips, to expand our capabilities and grow our high-performance computing (HPC) business, which complements our core Bitcoin mining operations.

These achievements reflect our unwavering commitment to driving innovation and operational excellence across nine time zones and soon to be five languages. The future is bright for HIVE, and I want to thank each of our shareholders for your continued trust and support as we execute our growth strategy. We are confident that the progress we have made will lead to even greater success in the coming years. We encourage you to follow our updates on social media channels and review our latest corporate presentation at hivedigitaltechnologies.com/investors/presentation/ .

We trust this recap will encourage your confidence in our management team's performance and our board of directors by supporting our proxy.

Sincerely,

Frank Holmes
Executive Chairman, Hive Digital Technologies Ltd.

CAUTIONARY STATEMENT:

This letter contains forward looking information and HIVE cautions readers that forward looking information is based on certain assumptions and risk factors that could cause actual results to differ materially from the expectations of HIVE. Readers should not place undue reliance on forward looking information. Please refer to those risks set out in HIVE's public documents filed on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), and please access the attached hyperlink for an important electronic communications disclaimer: www.hivedigitaltechnologies.com/legal/

HIVE DIGITAL TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of Hive Digital Technologies Ltd. (the "Corporation") will be held at 2nd Floor - 1095 West Pender Street, Vancouver, BC, V6E 2M6 on December 11, 2024 at 11:00 a.m. (Pacific Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the financial year ended March 31, 2024 and the report of the auditors thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint Davidson & Company LLP, Chartered Professional Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve, for the ensuing year, the Corporation's amended incentive stock option plan;

5. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve, for the ensuing year, the Corporation's amended restricted share unit plan; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular of the Corporation (the "Circular") under the section entitled "PARTICULARS OF MATTERS TO BE ACTED UPON".

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is October 23, 2024 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to vote online or complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. A proxy will not be valid unless it is deposited with our transfer agent Computershare, (i) by mail using the return envelope enclosed with the form of proxy delivered to you or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America), or by internet using the 15-digit control number located at the bottom of your proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 am PST on December 9, 2024, or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Meeting. Beneficial Shareholders should follow the instructions provided to them from their intermediary.

DATED this 23rd day of October, 2024

BY ORDER OF THE BOARD OF DIRECTORS OF
HIVE DIGITAL TECHNOLOGIES LTD.

"Frank Holmes"
Frank Holmes
Executive Chairman

MANAGEMENT INFORMATION CIRCULAR
(containing information as at October 23, 2024, unless indicated otherwise)

For the Annual General and Special Meeting to be held on Wednesday, December 11, 2024

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of HIVE DIGITAL TECHNOLOGIES LTD. (the "Corporation") for use at the annual general and special meeting (the "Meeting"), of the shareholders (the "Shareholders") of common shares of the Corporation ("Common Shares"), to be held on December 11, 2024 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, e-mail or in person. Additionally, Laurel Hill Advisory Group ("Laurel Hill") has been engaged by the Corporation in connection with the Meeting as the Corporation's proxy solicitation agent and shareholder communications advisor. Laurel Hill will receive a fee of $35,000 for services provided, plus reasonable out-of-pocket expenses. These persons will receive no compensation for such solicitation, other than their ordinary salaries or fees. The total cost of solicitation of proxies will be borne by the Corporation.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process ("Notice-and-Access") that came into effect on February 11, 2013, under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Holders (as defined herein).

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR+ and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and- Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation's audited financial statements for the years ended March 31, 2024 and 2023 and the Corporation's management discussion and analysis for the year ended March 31, 2024 are available on the Corporation's website at https://www.hivedigitaltechnologies.com/investors, on the Corporation's SEDAR+ profile at www.sedarplus.ca, and on the website of the Corporation's registrar and transfer agent at https://www.computershare.com/ca/en.

Although the Circular and related materials (collectively, the "Meeting Materials") will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Holders (subject to the provisions set out below under the heading "Voting by Beneficial Holders of Shares of the Corporation") will receive a "notice package" (the "Notice-and-Access Notification"), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

The Corporation has elected to pay for the delivery of Proxy Materials or notice packages to OBOs (as defined herein). Intermediaries often use service companies to forward the Proxy Materials to Beneficial Shareholders.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation.

How to Obtain Paper Copies of the Meeting Materials

All shareholders may request a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made as follows: (i) for registered Shareholders, by contacting Computershare at 1-866-962-0498 (toll-free in North America) or 514-982-8716 (from outside North America); and (ii) for Non-Registered Holders by contacting Broadridge at 1-877-907-7643 (toll free in North America) or 303-562-9305. Requests may be made up to one year from the date Meeting Materials were filed on SEDAR+. To obtain paper copies of the Meeting Materials after the meeting, please contact Computershare at 1-800-564-6253. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than November 27, 2024. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation's financial statements are reported in Canadian dollars, the functional currency. In this Circular, unless otherwise indicated, all dollar amounts ("$" or "C$") are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of October 23, 2024.

Electronic copies of this Circular, financial statements of the Corporation for the years ended March 31,2024 and March 31, 2023 (the "Financial Statements") and management discussion and analysis for 2024 and 2023 (the "MD&A") may be found on the Corporation's SEDAR+ profile at www.sedarplus.ca

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge upon request to the Corporation at info@hivedigitaltech.com.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder who does not plan on attending the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to Computershare Investor Services Inc.: (i) by mail using the return envelope enclosed with the form of proxy delivered to you or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America), or by internet using the 15-digit control number located at the bottom of your proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 11:00 a.m. (Pacific time) on December 9, 2024 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder's appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder's Common Shares are to be voted.

Shareholders who are not registered shareholders of the Corporation should refer to "Notice to Beneficial Holders of Common Shares" below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with Computershare Investor Services Inc. at any time up to 5:00 p.m. (Toronto time) on December 9, 2024: (i) by mail delivery to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; or (ii) by toll-free facsimile at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The Corporation may use Broadridge's QuickVote™ service to assist eligible Beneficial Shareholders that are "non- objecting beneficial owners" with voting their Shares over the telephone. Certain Non-Registered Shareholders who are non-objecting beneficial owners may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of the Corporation, to conveniently obtain voting instructions directly over the telephone.

Proxy-related materials are being sent both to registered Shareholders and indirectly to Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBOs"). Pursuant to NI 54-101, the Corporation is sending the proxy-related materials indirectly through onward intermediaries for onward distribution to NOBOs and OBOs. Management of the Corporation intends to pay for intermediaries to forward the proxy-related materials to OBOs.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered shareholders of the Corporation unless specifically stated otherwise.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. The Corporation's Common Shares are listed on the TSX-V under the symbol "HIVE" and on the Nasdaq Stock Market under the symbol "HIVE".

As at October 23, 2024, there are 121,582,810 Common Shares issued and outstanding and nil Preferred Shares outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed the close of business on October 23, 2024 (the "Record Date") as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such Record Date and who have produced properly endorsed certificates evidencing such Common Shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the "Board"), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended March 31, 2024 and March 31, 2023 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor's report and the Corporation's audited financial statements for the fiscal years ended March 31, 2024 and March 31, 2023 will not constitute approval or disapproval of any matters referred to therein.

2. Election of Directors

The Board currently consists of four (4) directors. At the Meeting, Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing the four (4) persons named below. Frank Holmes, Susan B. McGee, Marcus New (Lead Director) and Dave Perrill are incumbent directors and will be proposed for re-election as directors of the Corporation.

It is intended that each of the directors will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the "BCBCA").

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person's principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, Province or State and Country of Residence, and Position with the Corporation(1)	Principle Occupation During the Last Five Years(1)	Director Since	Common Shares Owned or Controlled(1)
Frank Holmes Texas, USA Executive Chairman	Chief Executive Officer and Chief Investment Officer of U.S. Global Investors, Inc.	August 23, 2017	139,000
Susan B. McGee(2)(3)(4) Texas, USA Director	Independent Director	December 21, 2021	50,000

Name, Province or State and Country of Residence, and Position with the Corporation(1)	Principle Occupation During the Last Five Years(1)	Director Since	Common Shares Owned or Controlled(1)
Marcus New(2)(3)(4)(5) British Columbia, Canada Director	CEO of InvestX Capital Ltd. & Managing Partner of InvestX Master GP1 Inc. Former CEO of Stockhouse Publishing Ltd.	March 25, 2018	226,0006)
Dave Perrill(2) (3)(4) Minnesota, USA Director	Founder and CEO of Perrill Companies LLC (January 2009 to present). Founder and CEO of Compute North LLC (August 2017 to September 2022).	October 21, 2019	Nil

Notes:

(1) Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.

(2) Member of the Audit Committee. Marcus New serves as Chair. On December 21, 2021, Frank Holmes resigned as a member of the Audit Committee and Susan B. McGee was appointed as a member of the Audit Committee.

(3) Member of the Compensation Committee. Dave Perrill serves as Chair.

(4) Member of the Corporate Governance Committee. Susan B. McGee serves as Chair.

(5) Lead Director.

(6) Mr. New holds 220,000 shares through ROI Capital Ltd.

Frank Holmes

Mr. Holmes serves as Executive Chairman of the Corporation. He is Chief Executive and Chief Investment officer at U.S. Global Investors, Inc. ("US Global"), which specialized in natural resources and emerging markets investing. As Chief Investment Officer at US Global, he oversees an investment team whose mutual funds have won more than two dozen Lipper Fund Awards and certificates since 2000. Mr. Holmes was named 2006 Mining Fund Manager of the Year by Mining Journal. He is co-author of the book The Goldwatcher: Demystifying Gold Investing and has written investment articles for investment-focused publications. Mr. Holmes is also a regular contributor to a number of investor-education websites. Mr. Holmes holds a bachelor's degree in economics from the University of Western Ontario. He also served as the President and Chairman of the Toronto Society of the Investment Dealers Association.

Susan B. McGee

Susan McGee serves as a Director of the Corporation. She is also on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Private Credit Corp, and GS Philip Street Middle Market Lending LLC. She also serves on the board of directors of ETTL Engineers & Consultants, Inc.

Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018. In addition, Ms. McGee most recently served as a member of the Securities and Exchange Commission's ("SEC") Asset Management Advisory Committee, advising the SEC on Environmental, Social and Governance and Diversity, Equity and Inclusion disclosures, market structure and various other matters.

Marcus New

Marcus New serves as Lead Director of the Corporation and is Chair of the Audit Committee. He is an entrepreneur who has been involved in building a number of businesses disrupting the capital markets over the past twenty years. He is the current Chief Executive Officer of InvestX Capital Ltd., an electronic trading platform for secondary shares in the private markets, and Managing Partner of InvestX Master GP1 Inc., a late-stage venture investment manager for high net-worth investors, institutions and their advisers. Mr. New has led more than $500 million of investments into the worlds leading private companies. Previously Mr. New was the founder and Chief Executive Officer of Stockhouse Publishing Ltd. ("Stockhouse"), Canada's leading online financial community and a global hub for affluent investors. Prior to launching Stockhouse, Mr. New founded and built Stockgroup Media Inc., an online information and analytics company whose client base consisted of leading brokerage firms, global institutional sales desks, and hedge funds. Mr. New has a bachelor's degree in Business from Trinity Western University and has graduated from the Birthing of Giants program at the Massachusetts Institute of Technology.

Dave Perrill

Mr. Perrill serves as a Director of the Corporation. He is the founder and Chief Executive Officer of Perrill Companies LLC. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave Holdings, Inc. in 2013. Mr. Perrill has extensive experience in networking, data centre engineering, software, and security. He holds a Bachelor of Science in Management Information Systems and a Master of Business Administration in Finance from the University of Minnesota.

Meeting Attendance

The Board holds regularly scheduled meetings and ad hoc meetings as required from time to time. In connection with these Board meetings, the committees of the Board may meet independently, or hold in camera sessions.

The Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, as part of their regularly scheduled meetings, the Board and the Audit Committee typically hold in camera sessions without management present in order to facilitate open and candid discussion.

During the year ended March 31, 2024, the Board held 9 meetings, and the Audit Committee held 4 meetings. At each Audit Committee meeting, the independent directors were entitled to hold in camera sessions at which the non- independent directors and invited officers were not present. During the year ended March 31, 2024, the Compensation Committee held 3 meetings and the Corporate Governance Committee held 3 meetings. The members of the Compensation Committee and Corporate Governance Committee may call meetings of the Compensation Committee and Corporate Governance Committee, as applicable, at any time and on an ad hoc basis as needed to carry out the functions of such committees. See "Statement of Corporate Governance - Other Board Committees - Corporate Governance Committee" and "Statement of Corporate Governance - Compensation".

	Board and Committee Meeting
Name of Director	Board (9)	Audit (4)	Compensation (2)	Corporate Governance (3)
Frank Holmes(1)	7	N/A	N/A	N/A
Susan B. McGee(2)	9	4	3	3
Marcus New(3)	7	4	3	3
Dave Perrill(4)	9	4	3	3

Notes:

(1) Mr. Holmes joined the Board on August 23, 2017.

(2) Ms. McGee joined the Board on December 21, 2021.

(3) Mr. New joined the Board on March 25, 2018.

(4) Mr. Perrill joined the Board on October 21, 2019.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, other than as set out below, no proposed director of the Corporation is as at the date of this Circular, or within the ten (10) years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a) while that person was acting in that capacity was subject to:

(i) a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii) an order similar to a cease trade order, or

(iii) an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than thirty (30) consecutive days (an "Order"); or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, other than as set out below, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the ten (10) years prior to the date of this Circular has:

(a) been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

To the knowledge of the Corporation, other than as set out below, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The exceptions to the above statements are as follows:

 i. Each of Frank Holmes and Marcus New were directors of HIVE (Frank Holmes at the time was Interim Executive Chairman) during a management cease trade order issued by the British Columbia Securities Commission on July 30, 2019, in connection with the late filing of the Corporation's March 31, 2019 annual financial statements and management's discussion and analysis (such cease trade order was revoked on October 8, 2019 upon the filing of the relevant financial statements and management's discussion and analysis).

 ii. Each of Frank Holmes, Marcus New and David Perrill were directors of HIVE, and Frank Holmes was Executive Chairman, during a management cease trade order issued by the British Columbia Securities Commission on July 30, 2021, in connection with the late filing of the Corporation's March 31, 2021 annual financial statements and management's discussion and analysis. This cease trade order was revoked on October 4, 2021 upon the filing of the relevant financial statements and management's discussion and analysis.

iii. Dave Perrill, who is a Director of the Corporation, was the founder and CEO of Compute North LLC, (now renamed "Mining Project Wind Down Holdings, Inc.") from October 2017 to September 1, 2022, which filed petitions under Chapter 11 of the United States Bankruptcy Code on September 22, 2022. Following a 363 sale (under the U.S. Bankruptcy Code) of the remaining assets, the restructuring plan was formally approved by Judge Isgur in the Southern District of Texas on February 16, 2023.

3. Appointment of Auditors

Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia ("Davidson & Co") are the independent registered certified auditors of the Corporation. Davidson & Co was first appointed as auditor of the Corporation on April 10, 2019. Management of the Corporation intends to nominate Davidson & Co for re-appointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re- appoint Davidson & Co to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of Davidson & Co, the persons named in the accompanying proxy intend to vote FOR the re-appointment of Davidson & Co as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4. Re-approval of Rolling Stock Option Plan

The TSX Venture Exchange ("TSX-V") requires all listed companies with a 10% rolling stock option plan to obtain annual shareholder approval of such a plan, and to approve any amendments thereto. Shareholders will be asked at the Meeting to vote on a resolution (the "Option Plan Resolution") to re-approve the amended option plan of the Corporation (the "Option Plan") for the ensuing year. The Option Plan was adopted by the Board originally on July 20, 2017 and amended on November 16, 2022. In 2023, the Corporation amended the Option Plan to: (i) allow for the cashless exercise of Options, as described in Section 6.2 of the Option Plan, and (ii) increase the aggregate number of Common Shares issuable, in accordance with paragraph (i) below.

The Option Plan provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant options to purchase Common Shares to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation. The Option Plan provides for a floating maximum limit of 10% of the outstanding Common Shares less the aggregate number of Common Shares then reserved for issuance pursuant to any other share compensation arrangement, as permitted by the policies of the TSX-V.

The significant terms of the Corporation's Option Plan are set out below, which terms are qualified in their entirety by the full text of the Option Plan which is attached hereto as Schedule "C". All capitalized terms not otherwise defined have the meaning ascribed to them in the RSU Plan and TSX-V Policy 4.4 Security-Based Compensation ("Policy 4.4"):

 i. The maximum number of Shares that are issuable pursuant to the Option Plan and all such Security Based Compensation Arrangements of the Corporation, in aggregate, is equal to up to a maximum of 10% of the Shares of the Corporation outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements;

 ii. an optionee must either be an Eligible Charitable Organization or a Director, Employee or Consultant of the Corporation at the time the option is granted in order to be eligible for the grant of a stock option to the optionee;

 iii. the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted to any one Person (and companies wholly owned by that Person) in a 12-month period must not exceed 5% of the issued common shares of the Corporation calculated on the date an option is granted to the Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval);

 iv. the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted to any one Consultant in any 12-month period must not exceed 2% of the issued common shares of the Corporation, calculated at the date an option is granted to the Consultant;

 v. the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted to Insiders of the Corporation, in any 12-month period and at any point in time, must not exceed 10% of the issued common shares of the Corporation, calculated at the date an option is granted to an Insider;

 vi. the aggregate number of options granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the issued shares of the Corporation in any 12-month period, calculated at the date an option is granted to any such Person;

 vii. options issued to Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any 3-month period;

 viii. optionees are entitled to utilize a cashless exercise feature pursuant to which they may elect to undertake a broker-assisted "cashless exercise", subject to the procedures set out in the Option Plan;

 ix. the minimum exercise price per common share of a stock option must not be less than the Market Price of the common shares of the Corporation, subject to a minimum exercise price of $0.05;

 x. options can be exercisable for a maximum of 10 years from the date of grant (subject to extension where the expiry date falls within a "blackout period" (as that term is defined in the Option Plan);

 xi. stock options (other than options held by a person involved in investor relations activities) will cease to be exercisable 90 days after the optionee ceases to be a Director (which term includes a senior officer), Employee, Consultant, Eligible Charitable Organization or Management Company Employee otherwise than by death or termination for cause, or after a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board. Stock options granted to persons involved in Investor Relations Activities will cease to be exercisable 30 days after the optionee ceases to serve in such capacity, or after a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board;

 xii.  all options are non-assignable and non-transferable;

 xiii. Disinterested Shareholder Approval will be obtained for any reduction in the exercise price of a stock option if the optionee is an Insider of the Corporation at the time of the proposed amendment;

 xiv. subject to the prior acceptance of the TSX-V, the Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares;

 xv. upon the occurrence of an Accelerated Vesting Event (as defined in the Option Plan), the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any stock option, to make such changes to the terms of stock options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of stock options, conditionally or unconditionally; (b) terminating every stock option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the stock options are proposed to be granted to or exchanged with the holders of stock options, which replacement options treat the holders of stock options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of common shares under such transaction; (c) otherwise modifying the terms of any stock option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any stock option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of the Option Plan be final, conclusive and binding. Notwithstanding the foregoing, the vesting of any option held by an Eligible Person engaged in Investor Relations Activities may not be accelerated without prior Exchange approval;

 xvi.  in connection with the exercise of an option, as a condition to such exercise the Corporation shall require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option; and

xvii. a stock option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Corporation prohibits optionees from exercising their options, subject to the following requirements: (a) the blackout period must (i) be formally imposed by the Corporation pursuant to its internal trading policies; and (ii) must expire upon the general disclosure of undisclosed Material Information; and (b) the automatic extension of an optionee's stock option will not be permitted where the optionee or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation's securities.

The Board recommends that Shareholders vote FOR the Option Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the Option Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the Option Plan Resolution.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by Proxy must be voted in favour of the resolution.

BE IT RESOLVED THAT the Corporation's Option Plan dated July 20, 2017, as amended, be and is hereby ratified, confirmed and approved, together with any amendments or additional provisions as the directors of the Corporation may deem necessary or advisable, provided that such amendments are not inconsistent with the policies of the TSX Venture Exchange.

As of the date of this Circular, outstanding options to purchase a total of 3,411,300 Common Shares have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the Option Plan and the RSU Plan (as defined below) is an aggregate of 4,985,025, being 10% of the total number of issued and outstanding Common Shares, less the number of Options and RSUs outstanding.

5. Re-approval of Restricted Share Unit Plan

The TSX-V requires the Corporation to obtain shareholder approval at the time of any amendment of security-based compensation plans, such as the Corporation's restricted share unit plan (the "RSU Plan"). Shareholders will be asked at the Meeting to vote on a resolution (the "RSU Plan Resolution") to re-approve the Corporation's RSU Plan, as amended, for the ensuing year, as adopted by the Board originally on October 17, 2018 and last approved by the Shareholders on December 21, 2021. In 2023, the Corporation amended the plan in order to provide for the limit descried in paragraph (i) below.

The RSU Plan provides that the Board of Directors of the Corporation may from time to time, in its discretion, grant restricted share units ("RSUs") to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation.

The significant terms of the Corporation's RSU Plan are set out below, which terms are qualified in their entirety by the full text of the RSU Plan which is attached hereto as Schedule "D". All capitalized terms not otherwise defined have the meaning ascribed to them in the RSU Plan and Policy 4.4:

 i. The maximum number of Shares that are issuable pursuant to the RSU Plan and all such Security Based Compensation Arrangements of the Corporation, in aggregate, is equal to up to a maximum of 10% of the Shares of the Corporation outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements;

 ii. to be eligible for an RSU grant, the recipient must be a Director, Employee or Consultant (other than persons who are Investor Relations Service Providers) of the Corporation at the time the RSU is granted in order to be eligible for the grant of a stock option to the optionee;

 iii. the aggregate number of Shares issuable pursuant to all Security Based Compensation granted to any one Eligible Person (and companies wholly owned by that Eligible Person) in a 12-month period, together with any other Security Based Compensation Arrangement, must not exceed 5% of the issued common shares of the Corporation calculated on the date the Security Based Compensation is granted to the Eligible Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval);

 iv. the maximum number of Shares which may be reserved for issuance to Insiders under the RSU Plan, together with any other Security Based Compensation Arrangement, may not exceed 10% of the issued Shares at any point in time. The maximum number of Shares which may be reserved for issuance to Insiders under the RSU Plan, together with any other Security Based Compensation Arrangement, may not exceed 10% of the issued Shares in any 12-month period;

 v. the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12-month period to any one Consultant must not exceed 2% of the issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Consultant;

 vi. RSUs credited to a Participant's Account in respect of a Performance Period must vest within three years following the end year of the Grant Date, or else such RSUs will be cancelled, and no vesting, payment or issuance shall be made under the RSU Plan in respect of such RSUs;

 vii. at no time may an RSU vest before the date which is one year following the grant date of the RSU;

viii. all RSUs will cease to vest as at the date upon which the Participant ceases to be an Eligible Person. Participants will not be entitled to any compensation in respect of any part of the RSU which was not vested;

 ix. all RSUs are non-assignable and non-transferable;

 x. upon the voluntary resignation or the termination for cause of a Participant, all of the Participant's RSUs which remain unvested in the Participant's Account shall be forfeited without any entitlement to such Participant. A Participant must continue to be an Eligible Person as at the expiry of the Performance Period, in order for the RSU to vest;

 xi. subject to the prior acceptance of the TSX-V, the RSU Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares;

 xii.  in connection with the exercise of an RSU, as a condition to such exercise the Corporation shall require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option; and

xiii. subject to the RSU Plan, if the applicable redemption date for an RSUs occurs during or within ten business days of the expiration of a Black Out Period applicable to such Participant, then the redemption date for such RSUs shall be extended to the close of business on the tenth business day following the expiration of the Black Out Period.

The Board recommends that Shareholders vote FOR the RSU Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the RSU Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the RSU Plan Resolution.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by Proxy must be voted in favour of the resolution.

BE IT RESOLVED THAT the Corporation's RSU Plan dated October 17, 2018, as amended, be and is hereby ratified, confirmed and approved, together with any amendments or additional provisions as the directors of the Corporation may deem necessary or advisable, provided that such amendments are not inconsistent with the policies of the TSX Venture Exchange.

As of the date of this Circular, a total of 3,761,956 RSUs have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the RSU Plan and the Option Plan is an aggregate of 4,985,025, being 10% of the total number of issued and outstanding Common Shares, less the number of Options and RSUs outstanding.

6. Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Corporation means each of the following individuals:

(a) a chief executive officer ("CEO") of the Corporation;

(b) a chief financial officer ("CFO") of the Corporation;

(c) in respect of the Corporation and its subsidiaries, the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation provided to the Corporation's NEOs is determined and reviewed by the Corporation's Compensation Committee. In establishing executive compensation policies, the Compensation Committee takes into consideration the recommendations of management and, following discussion and review, reports them to the Corporation's full Board of Directors for final approval. The members of the Compensation Committee are Dave Perrill, Susan B. McGee and Marcus New.

Compensation plays a key role in achieving the Corporation's business objectives and in thereby creating and perpetuating value for its shareholders over the long term. The Compensation Committee and the Corporation at large believe that executive compensation must serve three functions if it is to fulfill its role optimally. First, it must offer competitive pay in terms of both value and structure to attract outside executives of the highest calibre. Second, it must appropriately reward the exceptional contributions of its current executives to retain their talents for the future benefit of the Corporation. Third, it must align the personal interests of the Corporation's executives with those of its shareholders, such that all levels of its organization are incentivized to maximize long-term shareholder value.

To put this philosophy into practice, the Corporation's compensation of NEOs has come to consist of the following:

(a) Base Salary;

(b) Eligibility to Receive Bonuses in the Form of Cash Payments;

(c) Option Based Awards; and

(d) Awards under the Corporation's Restricted Share Unit Plan.

All these tools have distinct roles to play in realizing the Corporation's executive compensation philosophy and the Board of Directors used each of them in shaping the specific amounts and forms of compensation to be paid to the Corporation's executives during the year ended March 31, 2024. Grounded in the above philosophy, the Board of Directors considered a number of factors to tailor each NEO's compensation package to their unique circumstances, including their performance during the fiscal year, their roles and responsibilities, their historical compensation and historical performance and the relationship therebetween, the compensation of comparable roles at comparable corporations, and any contractual commitments the Corporation has made to its executives regarding compensation.

The Board of Directors has not conducted a formal evaluation of the implications of the risks associated with the Corporation's compensation policies. Risk management is a consideration of the Board of Directors when implementing its compensation policies and the Board of Directors do not believe that the Corporation's compensation policies result in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on the Corporation.

Compensation Governance

Determination of the Amount of Each Element of Executive Compensation, Compensation Risk and Compensation Governance

Compensation of the NEOs of the Corporation is reviewed annually by the Compensation Committee, which makes its recommendations to the Board. The Corporation evaluates its direct compensation levels (base salary plus short- term incentive and long-term incentives) and performs high-level analyses of the short and long-term design practices relative to the competitive market. In the 2023 financial year, the Company identified the peer group companies (the "Peer Group"), whose compensation practices are reviewed annually to generally ensure that the practices of the Corporation remain aligned with the current size and scope of the Corporation's operations:

Peer Group
Bitfarms Ltd.	CleanSpark, Inc.	Hut 8 Mining Corp.
Marathon Digital Holdings, Inc.		Riot Platforms, Inc.

For example: in the March 31, 2023 financial year, following a review of the compensation practices of the above Peer Group, it was determined to make an RSU award to Mr. Holmes in remuneration for prior years of service, during which he took on executive duties and navigated the Corporation through a bear market, completed acquisitions of data centres in New Brunswick (Atlantic Datacentre) and Quebec (Lachute Datacentre), built competitive revenues and cash flows relative to the Peer Group, but did not receive compensation for his role as Chief Executive Officer. In particular, under the leadership of Mr. Holmes, the Compensation Committee noted that in comparison to the Peer Group, the Corporation established high levels of Bitcoin mined per Exahash, low levels of general and administrative expenses per Bitcoin mined and minimal levels or share dilution. See note (8) to the Summary Compensation Table below for a description regarding the fair value calculation for these RSUs, which the Board believes is commensurate with compensation awarded by industry peers. The Company has not made changes to the composition of the Peer Group nor has it made significant changes to its compensation practices in the 2024 financial year.

The Board reviews from time to time and at least once annually, the risks, if any, associated with the Corporation's compensation policies and practices at such time. Implicit in the Board's mandate is that the Corporation's policies and practices respecting compensation, including those applicable to the Corporation's executives, be designed in a manner which is in the best interests of the Corporation and its shareholders and risk implications is one of many considerations which are taken into account in such design.

Compensation by the granting of options and RSUs is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Corporation and its shareholders is limited.

The Board closely monitors and considers any risks which may be associated with the Corporation's compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Corporation are reviewed, and which includes executive compensation. Compensation of the NEOs of the Corporation is reviewed annually by the Compensation Committee, which approves the compensation of the NEOs.

Base Salary

The Corporation believes that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that base salaries offer a security and independence that variable compensation alone could not, and that attractive salaries can motivate and reward executives for their overall performance.

To the extent that the Corporation has entered into employment agreements with its executives, the base salaries of such individuals reflect the base salaries that the Corporation negotiated with them. The base salaries that the Corporation negotiated with its executives were based on the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of the Corporation's existing executives and other factors.

Eligibility to Receive Bonuses in the Form of Cash Payments

The Compensation Committee, together with recommendations from management, awards bonuses based on both individual performance and corporate success at various times throughout the year. Such bonuses incentivize exceptional performance and appropriately reward the individual contributions of executives from year to year. At this time, the Corporation does not have any specific milestone criteria for issuing bonuses.

Option Based Awards

The Corporation has in effect the Option Plan. Grants of stock options and restricted share units, as equity-based compensation, are unique in furthering all three functions of an effective compensation regime. They are used to appropriately compensate directors, officers, senior management personnel and consultants of the Corporation for their individual contributions in a given year, to enable the Corporation to attract and retain experienced and qualified individuals in those positions by rewarding sustained performance with increasing stakes in the long-term success of the Corporation, and to align executives' personal incentives with those of the Shareholders by permitting such individuals to directly participate in any increase in per share value created by their efforts.

In determining option grants to the NEO's, the Compensation Committee together with management takes into consideration factors that include the amount and exercise price of previous option grants, other forms and amounts of compensation in the current and previous fiscal years, the NEOs experience, level of expertise and responsibilities, their historical compensation and performance, and the particular contributions of each NEO towards the completion of corporate transactions during the fiscal year.

See "PARTICULARS OF MATTERS TO BE ACTED UPON - 4. Re-approval of Rolling Stock Option Plan" above for significant terms of the Option Plan and Schedule "C" for the full text of the Option Plan, which qualifies the listed significant terms in their entirety.

Awards under the Corporation's Restricted Share Unit Plan

The Corporation also has a RSU Plan in effect. Grants of restricted share units and stock options, as equity-based compensation, are unique in furthering all three functions of an effective compensation regime. They are used to appropriately compensate directors, officers, senior management personnel and consultants of the Corporation for their individual contributions in a given year, to enable the Corporation to attract and retain experienced and qualified individuals in those positions by rewarding sustained performance with increasing stakes in the long-term success of the Corporation, and to align executives' personal incentives with those of the Shareholders by permitting such individuals to directly participate in any increase in per share value created by their efforts.

In determining RSU grants to the Named Executive Officers, the Compensation Committee together with management takes into consideration factors that include the amount of previous RSU grants, other forms and amounts of compensation in the current and previous fiscal years, the NEOs experience, level of expertise and responsibilities, their historical compensation and performance, and the particular contributions of each NEO towards the completion of corporate transactions during the fiscal year.

See "PARTICULARS OF MATTERS TO BE ACTED UPON - 5.

Re-approval of Restricted Share Unit Plan" above for significant terms of the RSU Plan and Schedule "D" for the full text of the RSU Plan, which qualifies the listed significant terms in their entirety.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

Use of Financial Instruments

The Corporation does not have a policy that would prohibit a Named Executive Officer or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. However, management is not aware of any Named Executive or director purchasing such an instrument.

Performance Graph

The following performance graph shows the cumulative return for Common Shares on the TSX-V and the Nasdaq compared to the S&P/TSX Composite Index from March 31, 2019 to March 31, 2024.

	March 31, 2019	March 31, 2024
HIVE (TSX-V)	$100.00	$168.89
HIVE (Nasdaq)	$100.00	$167.66
S&P/TSX Composite	$100.00	$137.67

As of March 31, 2024, the value of $100 invested in the Common Shares on March 31, 2019 had increased by approximately 68.9% on the TSX-V compared to increases of 37.7% for a similar investment in the S&P/TSX Composite Index.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of directors and management, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Management believes the Corporation's compensation is reasonable given a number of factors. The Corporation does not use benchmarks or comparable companies in determining its executive compensation, however, the Corporation continues to maintain among the lowest general and administrative expenses (including Management compensation) in the cryptocurrency mining sector.

SUMMARY COMPENSATION TABLE

In accordance with applicable legislation, the Corporation had Named Executive Officers during the financial year ended March 31, 2024, namely Frank Holmes, Darcy Daubaras, Aydin Kilic, Gabriel Ibghy, Johanna Thörnblad and William Gray.

The following table sets forth particulars of all compensation paid to the Named Executive Officers during the years ended March 31, 2024, 2023, and 2022, expressed in Canadian dollars.

Name and Principal Position	Financial Year ended March 31	Salary ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Frank Holmes(1) Executive Chairman Former CEO	2024	Nil	Nil	119,453(10)	Nil	Nil	Nil	217,000(1)(20)	336,453
	2023	Nil	6,876,000(7)(9)	Nil	Nil	Nil	Nil	225,921(1)(20)	7,101,921(7)
	2022	Nil	Nil	Nil	Nil	Nil	Nil	105,430(1)(20)	105,430
Darcy Daubaras(2) CFO	2024	312,000	Nil	447,950(10)	183,600	Nil	Nil	101,256(20)	1,044,806
	2023	311,000	594,000(9)	Nil	76,600	Nil	Nil	99,374(20)	1,080,974
	2022	263,750	Nil	Nil	112,500	Nil	Nil	23,437(20)	399,687
Aydin Kilic(3), President and CEO	2024	Nil	859,564(11)(12)	447,950(10)	162,400	Nil	Nil	312,000(21)	1,781,914
	2023	Nil	452,160(8)	353,529(13)	126,600	Nil	Nil	312,000(21)	1,244,289
	2022	Nil	148,000(14)	3,033,361(15)	61,500	Nil	Nil	232,258(21)	3,181,361
Gabriel Ibghy(4), General Counsel	2024	257,692	83,732(11)	298,634(10)	62,500	Nil	Nil	Nil	702,558
	2023	229,705	316,412(8)	247,471(13)	32,500	Nil	Nil	Nil	826,088
	2022	153,846	Nil	335,205(16)	44,167	Nil	Nil	Nil	533,218

Name and Principal Position	Financial Year ended March 31	Salary ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Johanna Thörnblad(5), Country President, Sweden	2024	211,102	121,417(11)	298,634(10)	41,921	Nil	Nil	100,413(20)	773,487
	2023	183,229	316,412(8)	247,471(13)	30,857	Nil	Nil	99,798(20)	877,767
	2022	157,522	Nil	650,449(18)(19)	43,082	Nil	Nil	28,285(20)	721,816
William Gray(6), CTO	2024	231,923	165,865(11)	298,634(10)	56,250	Nil	Nil	Nil	752,672
	2023	203,231	316,412(8)	247,471(13)	39,750	Nil	Nil	Nil	806,864
	2022	145,193	Nil	791,428(16)(17)	42,500	Nil	Nil	Nil	979,121

Notes:

(1) Mr. Holmes has served as Executive Chairman since March 25, 2022. Prior to that he served as Interim CEO and Interim Executive Chairman since August 31, 2018, and as Non-Executive Chairman since August 23, 2017. Mr. Holmes has never received a salary in his capacity as Executive Chairman and, formerly, in his capacity as CEO. Mr. Holmes earns director's fees of $100,000 per year commencing January 1, 2022 and $2,000 per Board Meeting attended since August 31, 2018. Prior to January 1, 2022 he earned director's fees of $60,000 per year commencing January 1, 2018. Equity awards made to Mr. Holmes during 2023 were in recognition of significant contributions since 2018 in which he did not receive a salary while interim CEO and Executive Chairman, which includes the 2018, 2019, 2020, 2021, 2022 and 2023 fiscal periods. There are no proposed plans to change this compensation structure in respect of Mr. Holmes.

(2) Mr. Daubaras has served as CFO since October 1, 2018.

(3) Mr. Kilic has served as President and CEO since January 17, 2023. Prior to that he served as President and COO since August 19, 2021.

(4) Mr. Ibghy has served as General Counsel since September 6, 2022. Prior to that he served as Director of Legal Affairs and Secretary.

(5) Ms. Thörnblad has served as Country President, Sweden since August 24, 2021.

(6) Mr. Gray has served as CTO since April 19, 2021.

(7) On August 26, 2022, the Corporation granted 1,000,000 restricted shares units ("RSUs") (vesting monthly over 24 months) to Mr. Holmes. After a review by the Board of Directors, it was determined to award Mr. Holmes these RSUs in remuneration for prior years of service to the Corporation, during which he elected not to receive compensation for his role as Chief Executive Officer. See note (8) below for a description regarding the fair value calculation for these RSUs, which does not reflect actual amounts received by Mr. Holmes. A total of 291,667 of these RSUs vested in the year ended March 31, 2023.

(8) On August 26, 2022, the Corporation granted 72,000 restricted shares units ("RSUs") to Akilic Ventures Ltd. ("Akilic") a company controlled by Mr. Kilic; and 50,400 RSUs to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray. Share-based awards for the year ended March 31, 2023 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes, Akilic, Mr. Ibghy, Ms. Thornblad and Mr. Gray on August 26, 2022. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX Venture Exchange on the trading day before the grant of August 26, 2022, which was $6.28. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. A total of 65,100 of these RSUs vested in the year ended March 31, 2023.

(9) On January 11, 2023, the Corporation granted 200,000 restricted shares units ("RSUs") (vesting quarterly over one year) to each of Mr. Holmes and Mr. Daubaras. Share-based awards for the year ended March 31, 2023 reflect a dollar amount of RSUs that were granted to each of Mr. Holmes and Mr. Daubaras on January 11, 2023. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX Venture Exchange on the trading day before the grant of January 11, 2023, which was $2.98. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. 50,000 of these RSUs vested in the year ended March 31, 2023 for each of Mr. Holmes and Mr. Daubaras.

(10) On July 6, 2023, the Corporation granted 20,000 options to Mr. Holmes; 75,000 options each to Mr. Daubaras and Akilic, a company controlled by Mr. Kilic; and 50,000 options to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray exercisable at a price of $6.86 per share until July 6, 2028. The options vest on July 24, 2024. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 131%; ii) expected life: 5.00 years; iii) risk-free interest rate: 4.00%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(11) On January 5, 2024, the Corporation granted 134,352 restricted shares units ("RSUs") to Akilic, a company controlled by Mr. Kilic; 21,116 RSUs to Ms. Thornblad; 28,846 RSUs to Mr. Gray; and 14,562 RSUs to Mr. Ibghy. Share-based awards for the year ended March 31, 2024 reflect a dollar amount of RSUs that were granted to each of Akilic, Ms. Thornblad, Mr. Gray, and Mr. Ibghy on January 4, 2024. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX Venture Exchange on the trading day before the grant of January 4, 2024, which was $5.75. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2024.

(12) On January 12, 2024, the Corporation granted 16,000 restricted shares units ("RSUs") to Akilic, a company controlled by Mr. Kilic. Share- based awards for the year ended March 31, 2024 reflect a dollar amount of RSUs that were granted to Akilic on January 12, 2024. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX Venture Exchange on the trading day before the grant of January 12, 2024, which was $5.44. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. None of these RSUs vested in the year ended March 31, 2024.

(13) On August 26, 2022, the Corporation granted 72,000 options (vesting monthly over 24 months) to Akilic, a company controlled by Mr. Kilic; and 50,400 options to each of Mr. Ibghy, Ms. Thornblad and Mr. Gray exercisable at a price of $5.66 per share until August 26, 2027. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 131%; ii) expected life: 5.00 years; iii) risk-free interest rate: 3.05%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(14) On October 7, 2021, the Corporation granted 8,000 restricted shares units ("RSUs") (vesting quarterly over one year) to Akilic Ventures Ltd. ("Akilic") a company controlled by Mr. Kilic. Share-based awards for the year ended March 31, 2022 reflect a dollar amount of RSUs that were granted to Akilic on October 7, 2021. Fair value of the RSUs was calculated using the closing price of the Corporation's common shares on the TSX Venture Exchange on the trading day before the grant of October 7, 2021, which was $18.50. This value does not represent actual amounts received by the NEOs as the value will depend on the market value of the shares on the date that the RSUs vest. 4,000 of these RSUs vested in the year ended March 31, 2022.

(15) On October 7, 2021, the Corporation granted 180,000 options (vesting quarterly over five years) to Akilic, a company controll ed by Mr. Kilic, at a price of $18.50 per share until October 7, 2031. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by Akilic as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.44%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(16) On April 29, 2021, the Corporation granted 20,000 options (vesting quarterly over two years) to each of Mr. Ibghy and Mr. Gray exercisable at a price of $18.35 per share until April 29, 2031. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.99%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(17) On November 10, 2021, the Corporation granted 20,000 options (vesting quarterly over two years) to Mr. Gray exercisable at a price of $25.35 per share until November 10, 2031. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.61%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(18) On April 6, 2021, the Corporation granted 10,000 options (vesting quarterly over one year) to Ms. Thornblad exercisable at a price of $25.15 per share until April 6, 2031. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.84%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(19) On December 8, 2021, the Corporation granted 20,000 options (vesting quarterly over two years) to Ms. Thornblad exercisable at a price of $21.00 per share until December 8, 2031. A "grant date fair value" has been attributed to these non-cash option-based awards. The value of these options has been determined using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised. The Black-Scholes assumptions used by the Corporation were: i) annualized volatility: 105%; ii) expected life: 10.00 years; iii) risk-free interest rate: 1.84%; and iv) dividend yield: 0%; this is consistent with the accounting values used in the Corporation's financial statements.

(20) Mr. Holmes, Mr. Daubaras and Ms. Thornblad each earn director fees of US $75,000 per year commencing on January 1, 2022, for serving on a number of the Corporation's subsidiary company boards.

(21) The Corporation paid $26,000 per month since April 1, 2022, and prior to that paid $25,000 per month since August 17, 2021, and paid $10,000 per month since January 1, 2021, to Unimage, a company controlled by Mr. Kilic.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the NEOs and which were outstanding at March 31, 2024, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed
Frank Holmes	500,000	1.50	Sept 14, 2027	1,530,000	208,333	950,000	2,470,000
	100,000	1.45	Feb 10, 2030	311,000
	20,000	6.86	Jul 6, 2028	Nil
Darcy Daubaras	100,000	1.35	Dec 21, 2028	321,000	Nil	Nil	684,000
	100,000	1.45	Feb 10, 2030	311,000
	75,000	6.86	Jul 6, 2028	Nil
Aydin Kilic	2,000(4)	15.70	Feb 11, 2031	Nil	165,352	754,005	54,720
	180,000(5)	18.50	Oct 7, 2031	Nil
	72,000(5)	5.66	Aug 26, 2027	Nil
	75,000(5)	6.86	Jul 6, 2028	Nil
Gabriel Ibghy	20,000	18.35	Apr 29, 2031	Nil	25,062	114,283	181,944
	50,400	5.66	Aug 26, 2027	Nil
	50,000	6.86	Jul 6, 2028	Nil
Johanna Thörnblad	20,000	25.15	Apr 6, 2031	Nil	31,616	144,169	9,576
	10,000	21.00	Dec 8, 2031	Nil
	50,400	5.66	Aug 26, 2027	Nil
	50,000	6.86	Jul 6, 2028	Nil
William Gray	20,000	18.35	Apr 29, 2031	Nil	39,346	179,418	57,456
	20,000	25.35	Nov 10, 2031	Nil
	50,400	5.66	Aug 26, 2027	Nil
	50,000	6.86	Jul 6, 2028	Nil

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Corporation's common shares on the TSX Venture Exchange on March 31, 2024, which was $4.56, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the underlying shares on March 31, 2024, which was $4.56.

(3) This table sets forth all RSUs that have been granted to each NEO and are outstanding as at March 31, 2023.

(4) Issued to Unimage, a company controlled by Mr. Kilic.

(5) Issued to Akilic, a company controlled by Mr. Kilic.

Incentive Plan Awards - Value Vested or Earned During the Year

320,000 stock options were granted to Named Executive Officers during the year ended March 31, 2024, of which 320,000 vested during the year ended March 31, 2024. 193,850 stock options that were previously granted to Named Executive Officers vested during the year ended March 31, 2024.

214,876 restricted share units were granted to Named Executive Officers during the year ended March 31, 2024, of which Nil vested during the year ended March 31, 2024. 919,600 restricted share units that were previously granted to Named Executive Officers vested during the year ended March 31, 2024. The Corporation notes that the share-based awards to Mr. Holmes during the 2023 fiscal period were made in recognition of significant contributions since 2018, in which he did not receive salary while serving as interim CEO. Mr. Holmes did not earn a salary while Interim CEO and Executive Chairman for all of the 2018, 2019, 2020, 2021, 2022, 2023, and 2024 fiscal periods, and all compensation is paid in his capacity as a director. The Compensation Committee noted that in the most recent completed financial year, following a review of the compensation practices of the above Peer Group, it was determined to make an RSU award to Mr. Holmes in remuneration for prior years of service, during which he took on executive duties and navigated the company through a bear market, completed acquisitions of data centres in New Brunswick (Atlantic Datacentre) and Quebec (Lachute Datacentre), built competitive revenues and cash flows relative to the Peer Group, but did not receive compensation for his role as Chief Executive Officer. In particular, under the leadership of Mr. Holmes, the Compensation Committee noted that in comparison to the Peer Group, the Corporation established high levels of Bitcoin mined per Exahash, low levels of general and administrative expenses per Bitcoin mined and minimal levels or share dilution. See note (8) to the Summary Compensation Table above for a description regarding the fair value calculation for these RSUs, which the Board believes is commensurate with compensation awarded by industry peers.

The following table summarizes, for the Named Executive Officers of the Corporation, the value of incentive plan awards vested or earned during the year ended March 31, 2024, expressed in Canadian dollars:

NEO Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive compensation - value earned during the year ($)
Frank Holmes	Nil	3,236,083	Nil
Darcy Daubaras	Nil	440,500	183,600
Aydin Kilic	10,080	198,470	162,600
Gabriel Ibghy	7,056	125,349	62,500
Johanna Thornblad	7,056	125,349	41,921
William Gray	7,056	125,349	56,250

NAMED EXECUTIVE OFFICER EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS

The Corporation has entered into written agreements with certain of its NEOs, namely Darcy Daubaras, Aydin Kilic, Gabriel Ibghy, and William Gray which contain terms relating to duties, salaries, compensation, benefits, termination, change of control and severance. The benefits provided to the above mentioned NEOs are standard benefits which include life insurance, short and long-term disability insurance, health and medical insurance programs and plans. The following sets out further details for the above mentioned NEOs relating to their agreement with the Corporation:

Darcy Daubaras

Effective October 1, 2018, the Corporation and Darcy Daubaras entered into an agreement whereby Mr. Daubaras fulfills the role of Chief Financial Officer of the Corporation on a full-time basis. Pursuant to this agreement, Mr. Daubaras is entitled to receive an annual salary in the amount of $180,000. On April 1, 2021, Mr. Daubaras' annual salary increased to an amount of $250,000. On December 1, 2021, Mr. Daubaras' annual salary was increased to

$300,000. On April 1, 2022, Mr. Daubaras' annual salary was increased to $312,000.

Gabriel Ibghy

Effective April 19, 2021, the Corporation and Gabriel Ibghy entered into an agreement whereby Mr. Ibghy fulfills the role of Director of Legal Affairs and Secretary of the Corporation on a full-time basis. Pursuant to this agreement, Mr. Ibghy is entitled to receive an annual salary in the amount of $150,000. On November 1, 2021, Mr. Ibghy's annual salary increased to an amount of $175,000. On April 1, 2022, Mr. Ibghy's annual salary was increased to $187,000. On September 6, 2022, Mr. Ibghy's annual salary was increased to $250,000.

William Gray

Effective April 19, 2021, the Corporation and William Gray entered into an agreement whereby Mr. Gray fulfills the role of Chief Technology Officer of the Corporation on a full-time basis. Pursuant to this agreement, Mr. Gray is entitled to receive an annual salary in the amount of $150,000. On March 6, 2022, Mr. Gray's annual salary increased to an amount of $175,000. On April 1, 2022, Mr. Gray's annual salary was increased to $187,000. On January 1, 2023, Mr. Gray's annual; salary was increased to $225,000.

Other Management Contracts

There are consulting agreements that exist between the Corporation and a company of which a NEO is principal. See "Management Contracts" below.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the employment agreement entered into between the Corporation and Mr. Daubaras, Mr. Daubaras is entitled to compensation from the Corporation in the event of termination without cause in the amount equal to one month salary for every full year of employment. Assuming Mr. Daubaras was terminated without cause on March 31, 2024, he would be entitled to receive $130,000. The agreement with Mr. Daubaras also provides that if, within 12 months of a change of control of the Corporation, Mr. Daubaras is terminated without cause or resigns for "good reason", Mr. Daubaras will be entitled to receive a lump sum payment equal to 12 months of his annual salary and all stock options granted to him will immediately accelerate, vest, and become fully exercisable. Assuming Mr. Daubaras was terminated without cause or resigned for "good reason" on March 31, 2024, following a change of control, he would be entitled to receive severance of $312,000.

Pursuant to the employment agreement entered into between the Corporation and Mr. Ibghy, Mr. Ibghy is entitled, in the event of termination without cause, to notice or pay in lieu by the Corporation equal to his residing provincial statutory requirement for notice. Assuming Mr. Ibghy had been terminated without cause on March 31, 2024, he would be entitled to receive 3 weeks' notice or $14,423, minus statutory provincial deductions.

Pursuant to the employment agreement entered into between the Corporation and Mr. Gray, Mr. Gray is entitled, in the event of termination without cause, to notice or pay in lieu by the Corporation equal to his residing provincial statutory requirement for notice. Assuming Mr. Gray had been terminated without cause on March 31, 2024, he would be entitled to receive 3 weeks' notice or $12,981, minus statutory provincial deductions.

DIRECTOR COMPENSATION

During the financial year ended March 31, 2024, there were four (4) individuals who served as a director of the Corporation for either all or a portion of the year, one of which was an NEO - namely Frank Holmes. Compensation for the NEOs has been discussed above. The following table sets forth particulars of all compensation paid to directors who were not NEOs during the year ended March 31, 2024, expressed in Canadian dollars:

Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Marcus New(1)	116,000	Nil	Nil	Nil	Nil	Nil	116,000
Dave Perrill(2)	118,000	Nil	Nil	Nil	Nil	Nil	118,000
Susan B. McGee(3)	118,000	Nil	Nil	Nil	Nil	Nil	118,000

Notes:

(1) Mr. New has served as an Independent Director since March 25, 2018.

(2) Mr. Perrill has served as an Independent Director since October 21, 2019.

(3) Ms. McGee has served as an Independent Director since December 21, 2021.

Narrative Discussion

All directors who are not considered permanent management of the Corporation receive a director's fee every quarter in the amount of $25,000. Since August 31, 2018, all directors (including directors who serve as interim management) also receive meeting fees in the amount of $2,000 per meeting for Board Meeting attendance due to the increased participation of the directors during the period of interim management. Stock options and RSUs are granted to the directors of the Corporation as an incentive and compensation for their time and efforts provided to the Corporation.

The Corporation's directors and officers are covered under directors' and officers' liability insurance policies. As at March 31, 2024, the coverage amount applicable to the Corporate Directors and Officers Liability the policy limit was US$10,000,000 per claim and aggregate and Side A DIC (Difference in Conditions) of US$5,000,000 excess of underlying US$10,000,000 per claim and aggregate. The Corporate D&O Policy retentions are US$2,500,000 per claim including securities claims.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the directors who were not NEOs and which were outstanding at March 31, 2024, expressed in Canadian dollars:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed
Marcus New	50,000	10.00	Mar 26, 2028	Nil	Nil	Nil	Nil
	400,000	3.10	Sep 18, 2028	584,000
	100,000	1.45	Feb 10, 2030	311,000
Dave Perrill	100,000	1.45	Feb 10, 2030	311,000	Nil	Nil	Nil
Susan B. McGee	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Corporation's common shares on the TSX Venture Exchange on March 31, 2024, which was $4.56, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs was calculated by multiplying the number of unvested RSUs, respectively, by the market value of the underlying shares on March 31, 2023, which was $4.56.

(3) This table sets forth all RSUs that have been granted to each director and are outstanding as at March 31, 2024.

Incentive Plan Awards - Value Vested or Earned During the Year

60,000 stock options were granted to directors who were not NEOs during the year ended March 31, 2024, of which Nil vested during the year ended March 31, 2024. 60,000 stock options that were previously granted to directors who were not NEOs vested during the year ended March 31,2024.

Nil restricted share units were granted to directors who were not NEOs during the year ended March 31, 2024. 450,000 restricted share units that were previously granted to directors who were not NEOs vested during the year ended March 31, 2024.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of March 31, 2024.

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders(1)	Options: 3,465,915 RSUs: 1,379,056	$5.24 N/A(2)	Combined: 5,763,044
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTALS:	4,844,971	$5.24	5,763,044

Notes:

(1) Represents the Option Plan and RSU Plan of the Corporation. The maximum number of reserved shares under these plans is a combined 10% of the issued and outstanding common shares of the Corporation from time to time. As at March 31, 2024, there were 106,080,151 common shares of the Corporation issued and outstanding.

(2) The common shares issuable upon exercise of vested RSUs are issuable at no additional consideration.

STATEMENT OF CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, HIVE DIGITAL TECHNOLOGIES LTD. (the "Corporation") is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

The Board of Directors ("the Board") and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of four (4) directors, being Frank Holmes (Executive Chairman), Susan B. McGee, Marcus New, and Dave Perrill. All of these directors are standing for re-election at the Meeting.

Marcus New, Susan B. McGee and David Perrill are independent within the meaning of NI 58-101. Frank Holmes is not independent as he is an employee of the Corporation in his position as Executive Chairman and thereby has a "material relationship" with the Corporation.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. The Board does not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, in light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes occasional meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance. See "PARTICULARS OF MATTERS TO BE ACTED UPON-2. Election of Directors-Meeting Attendance" above for details of meeting attendance by director.

The Executive Chairman of the Board is Frank Holmes, who is not an independent director. A majority of the Corporation's directors are independent, namely Marcus New, Susan B. McGee, and David Perrill. The Board provides leadership to its independent directors by encouraging them to bring forth agenda items, by assuring they have direct access to members of management and to information regarding the Corporation's activities, and by retaining outside advisors when necessary. The Corporation's independent directors also possess a depth and breadth of personal experience that provides them with leaderships qualities, and they are each in leadership roles over the Corporation's committees, such as the Audit Committee, the Compensation Committee and the Corporate Governance Committee. Finally, in the event any conflict arises, the independent directors may convene an in camera meeting of the independent directors on an ad hoc basis.

Board Mandate

The Board maintains a written mandate, which is attached in full as Appendix "B" to this Circular.

Board Diversity and Term Limits

The Corporation's senior management and Board have varying backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit from a broad range of talent and cumulative experience. The Board considers merit as the essential requirement for board and executive appointments, and as such, it has not adopted a diversity policy or any specific target number or percentage, or a range of target numbers or percentages, respecting the representation of women, Indigenous peoples, persons with disabilities, or members of visible minorities (collectively, "members of designated groups") on the Board or in senior management roles.

Although the level of representation of members of designated groups is one of the many factors taken into consideration in making Board and executive officer appointments, emphasis is placed on hiring or advancing the most qualified individuals. The Corporation has not adopted term limits or other mechanisms of Board renewal as it takes the view that they may result in directors who have accumulated valuable industry experience being forced to leave their position arbitrarily. The Corporation believes that directors should be assessed based on their ability to continue to make a meaningful contribution to the Corporation.

As of the date of this disclosure, the members of designated groups currently holding positions on the Board or in senior management are as follows:

As of the date of disclosure, the board of directors of the Corporation consists of:

➢ A total of 4 directors

➢ 1 is female (25%)

➢ 0 are persons with disabilities (0%)

➢ 0 are Indigenous persons (0%)

➢ 0 are members of visible minorities (0%)

As of the date of disclosure, the senior management team of the Corporation consists of:

➢ A total of 5 members

➢ 1 is female (20%)

➢ 0 are persons with disabilities (0%)

➢ 0 are Indigenous persons (0%)

➢ 0 are members of visible minorities (0%)

➢ Pursuant to Nasdaq Listing Rules 5605(F) and 5606, the Corporation is required to provide shareholders with a Board diversity matrix, which is attached to this Circular as Schedule "E".

Other Public Company Directorships

The directors of the Corporation are directors of the following other reporting issuers:

Name	Name of Reporting Issuer
Frank Holmes	Goldspot Discoveries Inc.
Marcus New	Mapath Capital Inc.
Dave Perrill	None
Susan B. McGee	Goldman Sachs BDC, Inc. Goldman Sachs Private Credit LLC

Name	Name of Reporting Issuer
Goldman Sachs Private Credit II LLC Goldman Sachs Private Credit Corp GS Phillip Street Middle Market Lending LLC

Orientation and Continuing Education of Board Members

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. For instance, the Corporation, among other things, pays for Board members to attend conferences and webinars in the space of blockchain technology and cryptocurrency mining in order to stay up to date with the industry's leaders and best practices. The Board's continuing education consists of correspondence with the Corporation's legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the "Ethics Code"), and may be accessed at the Corporation's website at https://hivedigitaltechnologies.com/corporate/governance or requested in physical form free of charge upon request to the Corporation's Chief Financial Officer at info@hivedigitaltech.com. Persons to whom the Ethics Code applies are expected and instructed to notify their supervisor, the CEO, the CFO, or any other senior office of the Corporation who may be designated from time to time, of any violations of the Ethics Code. The Board periodically reviews the Ethics Code to ensure that it is following industry best practices and standards.

In addition, Board members are subject to the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law; the Corporation has found that the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director must also disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefit of the director in connection with the Corporation, or (iii) is with an affiliate of the Corporation.

If the director abstains from voting after disclosure of their interest, the disinterested directors approve the contract or transaction, and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is valid and the director is not accountable to the Corporation for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction must be approved by the shareholders by special resolution after receiving full disclosure of its terms in order if the director is to avoid such liability or the contract or transaction being invalid.

By following these procedures, the Board ensures that directors exercise sufficient independent judgment when considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board does not have a nominating committee. The Board, with the advice of its Corporate Governance Committee, is responsible for identifying individuals qualified to become new Board members and recommending to management new director nominees for the next annual meeting of the shareholders.

The Board encourages an objective nomination progress by considering a broad spectrum of candidates for director positions, including any candidates recommended by shareholders. The Board considers many factors before recommending an individual as director, including their background, employment and qualifications. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation's mission and strategic objectives, and a willingness to serve. By focusing on these factors, the Board encourages the selection of people who are objectively best suited to managing the Corporation.

Compensation

The Corporation has a Compensation Committee which currently consists of the following members: Dave Perrill, Marcus New, and Susan B. McGee. In addition, Frank Holmes attends meetings of the Compensation Committee as Executive Chairman. See "STATEMENT OF CORPORATE GOVERNANCE-Board of Directors" above for the independence of these members.

The primary function of the Compensation Committee is to monitor and make recommendations to the Board in respect of the total compensation paid by the Corporation to its senior executives and significant consultants. The Compensation Committee has reviewed and approved the "STATEMENT OF EXECUTIVE COMPENSATION" section above. Please see that section for the details of the Corporation's compensation philosophy and process for determining composition of the compensation paid to senior executives and significant consultants.

To ensure an objective process for determining compensation, HIVE has included all independent Directors as members of the Compensation Committee. This assures that the Compensation Committee includes a significant number of independent Directors and can gather the input of the entire Board.

Other Board Committees

Corporate Governance Committee

The Corporation has a Corporate Governance Committee which currently consists of the following members: Susan

B. McGee, Marcus New and Dave Perrill. In addition, Frank Holmes attends meetings of the Corporate Governance Committee as Executive Chairman. See STATEMENT OF CORPORATE GOVERNANCE-Board of Directors above for the independence of these members.

The primary function of the Corporate Governance Committee is to provide assistance to the Board in fulfilling its responsibility to the shareholders, potential shareholders and the investment community by doing the following:

1. developing and recommending to the Board corporate governance principles applicable to the Corporation;

2. identifying and recommending qualified individuals for nomination to the Board of Directors; and

3. providing such assistance as the Chair of the Board, if independent, or alternatively the lead director of the Board, may require.

Assessments

The Board assesses its needs with respect to rules and guidelines governing and regulating the affairs of the Board including the frequency and location of Board and committee meetings, procedures for establishing meeting agendas and the conduct of meetings, the adequacy and quality of the information provided to the Board prior to and during its meetings, and the availability, relevance and timeliness of discussion papers, reports and other information required by the Board.

The Board periodically reviews the competencies, skills and personal qualities of each existing director and the contributions made by each director to the effective operation of the Board and reviews any significant change in the primary occupation of the director.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Audit Committee

See Schedule "A", which is attached hereto, for the Audit Committee's Charter and all Audit Committee disclosure in accordance with Form 52-110F2.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since April 1, 2023, being the beginning of the most recently completed fiscal year of the Corporation, none of:

(a) the executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries; or

(b) the proposed nominees for election as a director of the Corporation; or

(c) any associates of the foregoing persons;

is or has been indebted to the Corporation or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, and which was not entirely repaid on or before the date of this information circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed in this Information Circular or in the Notes to the Corporation's financial statements for the financial year ended March 31, 2024 none of:

(a) the Informed Persons of the Corporation; or

(b) the proposed nominees for election as a director of the Corporation; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's financial year ended March 31, 2024 or in any proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR+ at www.sedarplus.com. Financial information relating to the Corporation is provided in the Corporation's comparative financial statements and related Management's Discussion and Analysis for the financial year ended March 31, 2024. Shareholders may contact the Corporation to request copies of financial statements and related Management's Discussion and Analysis at its head office located at 370-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6.

APPROVAL OF THE DIRECTORS

The directors of the Corporation have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 23rd day of October, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"Frank Holmes"

Frank Holmes
Executive Chairman

SCHEDULE "A"
HIVE DIGITALTECHNOLOGIES LTD.
FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

ITEM 1: THE AUDIT COMMITTEE'S CHARTER (the "Charter")

Purpose

The overall purpose of the audit committee (the "Audit Committee") of HIVE Digital Technologies Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company's board of directors (the "Board") that through the involvement of the Audit Committee, the external audit will be conducted independently of the Company's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Audit Committee will act as a liaison to provide better communication between the Board and the external auditors. The Audit Committee will monitor the independence and performance of the Company's independent auditors.

Composition, procedures and organization

(1) The Audit Committee shall consist of at least three (3) members of the Board.

(2) At least two (2) members of the Audit Committee shall be independent and the Audit Committee shall endeavour to appoint a majority of independent directors to the Audit Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Audit Committee members' independent judgment. At least one (1) member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Audit Committee for the ensuing year. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.

(4) Unless the Board shall have appointed a chair of the Audit Committee, the members of the Audit Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Audit Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Audit Committee shall be conducted as follows:

(a) the Audit Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Audit Committee. The external auditors or any member of the Audit Committee may request a meeting of the Audit Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Audit Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary. The Audit Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Audit Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and responsibilities

(1) The overall duties and responsibilities of the Audit Committee shall be as follows:

(d) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(e) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(f) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(g) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Audit Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C. adequacy of the Company's financial and auditing personnel;

D. co-operation received from the Company's personnel during the audit;

E. internal resources used;

F. significant transactions outside of the normal business of the Company;

G. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H. the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f) to implement structures and procedures to ensure that the Audit Committee meets the external auditors on a regular basis in the absence of management.

(3) The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4) The Audit Committee is also charged with the responsibility to:

(a) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

A. the annual report to shareholders;

B. the annual information form, if required;

C. annual and interim management's discussion and analysis;

D. prospectuses;

E. news releases discussing financial results of the Company; and

F. other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Company's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i) develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5) The Audit Committee shall have the authority:

(j) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(k) to set and pay the compensation for any advisors employed by the Audit Committee; and

(l) to communicate directly with the internal and external auditors.

Review, amendment, and modification of charter

The Audit Committee shall review and reassess the adequacy of this Charter periodically as it deems appropriate.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee are Marcus New, Susan B. McGee and Dave Perrill. Marcus New, Susan B. McGee and Dave Perrill are all independent members of the Audit Committee as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") of the Canadian Securities Administrators.

ITEM 3: RELEVANT EDUCATION AND EXPERIENCE

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

All of the members of the Corporation's Audit Committee are financially literate as that term is defined in NI 52-110. All members have an understanding of the accounting principles used by the Corporation to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting. In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Susan B. McGee serves on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Private Credit Corp, and GS Philip Street Middle Market Lending LLC. She also serves on the board of directors of ETTL Engineers & Consultants, Inc. In addition, Ms. McGee most recently served as a member of the SEC's Asset Management Advisory Committee, advising the SEC on Environment, Social and Governance and Diversity, Equity and Inclusion disclosures, market structure and various other matters. Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018.

Marcus New has been a director and an audit committee member for a number of technology reporting issuers for more than 20 years. Mr. New is the CEO and general partner in a private equity firm focused on investments in private technology companies - InvestX Master GP1 Ltd. Mr. New is the UDP and formerly the Chief Compliance Officer for InvestX Financial (Canada) Ltd. a Canadian exempt market dealer. Mr. New is the Chief Supervisory Principle for InvestX Markets a USA broker dealer. Mr. New holds Series 24, 82, and 63 registrations. He holds a Bachelor of Arts degree in Business from Trinity Western University.

Dave Perrill has acted as the founder and CEO of Perrill Companies LLC since January 2009. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. Mr. Perrill has extensive experience in networking, data center engineering, software, and security. He holds a BS in Management Information Systems and an MBA in Finance from the University of Minnesota.

ITEM 4: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's financial year ended March 31, 2024 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP) not adopted by the Board.

ITEM 5: RELIANCE ON CERTAIN EXEMPTIONS

The Corporation is not relying on any exemptions of NI 52-110.

ITEM 6: PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis.

ITEM 7: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Corporation by the external auditor in each of the last two fiscal years are as follows:

	Fiscal year ended March 31, 2024	Fiscal year ended March 31, 2023
Audit fees	CAD$742,500	CAD$578,000
Audit-related fees(1)	C$128,250	C$123,600
Tax Fees	Nil	Nil
All other fees(2)	C$140,000	C$160,000
TOTAL FEES	C$1,010,750	C$861,600

Notes:

(1) This amount represents fees for interim reviews.

(2) This amount represents fees for valuation analysis support.

* * * *

SCHEDULE "B"
HIVE DIGITAL TECHNOLOGIES LTD.
BOARD MANDATE

THE BOARD OF DIRECTORS' MANDATE

The directors of the Company are responsible for managing the business and affairs of HIVE Digital Technologies Ltd. (the "Company") and, in doing so, must act honestly and in good faith with a view to the best interests of the Company.

The Board's mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Corporate Governance Committee, and the Compensation Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Specific responsibilities of the Board include the following: Board Organization

a) The Board takes into account recommendations of the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation. When the Chair of the Board is not an independent director, the independent directors of the Board shall designate an independent director to be the lead director. The Board is responsible for determining the roles and responsibilities of the independent Chair or, if applicable, lead director. The Board shall annually evaluate the independence of the Chair or, if applicable, lead director.

b) The Board may delegate to Board committees matters that the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

c) The Board is responsible for ensuring that measures are taken to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Company's business. The Board is also responsible for ensuring that measures are taken to provide and pay for continuing education for its directors to ensure that they maintain the skill and knowledge necessary to meet their obligations as directors.

d) Board shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents. The Board shall also annually evaluate the performance of individual directors, the performance of the Chair and the performance of the lead director, if any.

Management

a) The Board is responsible for approving the appointment of the officers of the Company. The Board, together with the Chief Executive Officer of the Company, may develop a position description for the Chief Executive Officer if desired.

b) The Board approves the compensation of officers and reviews and approves the Company's incentive compensation plans. In doing so, the Board takes into account the advice and recommendations of the Compensation Committee.

c) The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

d) The Board ensures that adequate plans are in place for management development and succession.

e) The Board assumes a more direct role in managing the business and affairs of the Company during any period of crisis or emergency.

Strategic Planning

a) The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the goals and objectives of the Company.

b) The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

c) The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

d) The Board will consider alternative strategies in response to possible change of control transactions or takeover bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Matters

a) The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

b) The Board is responsible for adopting processes for monitoring the Company's progress toward its strategic and operational goals and revising its direction to management in light of changing circumstances affecting the Company.

c) Directly and through the Audit Committee, the Board assesses the integrity of internal control over financial reporting and management information systems.

d) The Board reviews and approves capital, operating and development expenditures including any budgets associated with such expenditures.

e) The Board is responsible for approving the annual audited financial statements and, if required by applicable securities legislation, the interim financial statements, and the notes and Management's Discussion and Analysis accompanying such financial statements. The Board may delegate responsibility for approving interim financial statements to the Audit Committee.

f) The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

g) The Board approves those matters that are required under the Company's governing statute to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.

Risk Management

a) The Board is responsible for the identification of the principal risks of the Company's business and monitoring and managing those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders.

b) The Board monitors the conduct of the Company and ensures that it complies with applicable legal and regulatory requirements.

Policies and Procedures

a) The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations. The Board is responsible for adopting a written code of ethical business conduct for the directors, officers and employees of the Company and is responsible for monitoring compliance with the code and to encourage and promote a culture of ethical business conduct.

b) The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c) The Board shall enforce its policy respecting confidential treatment of the Company's proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

a) The Board is responsible for approving a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

b) The Board is responsible for ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

Review, Amendment, and Modification of Mandate

The Board shall review and reassess the adequacy of this Mandate periodically as it deems appropriate.

These guidelines may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.

Position Descriptions

The Board has not developed written position descriptions for the chair of the Board or for the chairs of the committees. The Board delineates the role and responsibilities of each such position through a process of discussion and experience. Generally, each such chair is expected to compile the agenda items for each meeting, including receiving input from senior management and others with respect to matters to be discussed, ensure that Board or Committee members are properly notified of meetings and the business to be conducted, provide appropriate background material in advance of each meeting, conduct the business of each meeting in an orderly and business-like manner, and ensure that decisions of each meeting are communicated to the full Board and senior management, as appropriate, in a timely fashion for implementation. Each chair is expected to provide leadership to their committee or Board and to act as a liaison between the committee/Board they chair and management of the Company.

The Board and Executive Chairman and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. The Board delineates the role and responsibilities of the Chief Executive Officer through a process of discussion and experience. Generally, the Chief Executive Officer is responsible for the efficient and effective management of the Company's day-to-day operations. The Chief Executive Officer is to be responsible for management of the Company's strategic and operational agenda and for the execution of the decisions of the Board and is expected to ensure that the Board is kept apprised of the Company's progress in this regard. The Chief Executive Officer is responsible for overseeing management's system of internal controls and reporting, to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

* * * *

SCHEDULE "C"
HIVE DIGITAL TECHNOLOGIES LTD.
STOCK OPTION PLAN

[See attached]

HIVE DIGITAL TECHNOLOGIES LTD.
(FORMERLY HIVE BLOCKCHAIN TECHNOLOGIES
LTD.)

INCENTIVE STOCK OPTION PLAN

Dated: July 15, 2017

as amended November 16, 2022

ARTICLE 1 DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "Accelerated Vesting Event" means the occurrence of any one of the following events:

(i) a take-over bid (as defined under applicable securities Laws) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any Person or Persons acting jointly or in concert (as determined under applicable securities Laws) or Persons associated or affiliated with such Person or Persons (as determined under applicable securities Laws) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors;

(ii) the acquisition or continuing ownership by any Person or Persons acting jointly or in concert (as determined under applicable securities Laws), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of the Corporation at the time held by such Person or Persons, Persons associated with such person or persons, or persons affiliated with such Person or Persons (as determined under applicable securities Laws) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors;

(iii) an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving the Corporation receives the approval of, or is accepted by, the securityholders of the Corporation (or all classes of securityholders whose approval or acceptance is required) or, if their approval or acceptance is not required in the circumstances, is approved or accepted by the Corporation and as a result of that Business Combination, parties to the Business Combination or securityholders of the parties to the Business Combination, other than the securityholders of the Corporation, own, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

(b) "Affiliate" shall have the meaning ascribed thereto by the TSX Venture Exchange in Policy 1.1 - Interpretation;

(c) "Associate" shall have the meaning ascribed thereto by the TSX Venture Exchange in Policy 1.1 - Interpretation;

(d) "Board" means the board of directors of the Corporation or, as applicable, a committee consisting of not less than 3 directors of the Corporation duly appointed to administer this Plan;

(e) "Cashless Exercise Right" has the meaning ascribed thereto in Section 6.2;

(f) "Charitable Option" means a stock option or equivalent security granted by the Corporation to an Eligible Charitable Organization;

(g) "Charitable Organization" means "charitable organization" as defined in the Income Tax Act (Canada) from time to time;

(h) "Common Shares" means the common shares in the capital of the Corporation;

(i) "Consultant" means, in relation to the Corporation, an individual (other than an Employee or a Director of the Corporation) or company that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to a Subsidiary of the Corporation, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Corporation or the Subsidiary and the individual or the company, as the case may be;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary of the Corporation; and

(iv) has a relationship with the Corporation or a Subsidiary of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(i) "Consultant Company" means a Consultant that is a company;

(j) "Convertible Securities" means any security of the Corporation which is convertible into Common Shares;

(k) "Corporation" means HIVE DIGITAL TECHNOLOGIES LTD. (FORMERLY HIVE BLOCKCHAIN TECHNOLOGIES LTD.) and its successor entities;

(l) "Director" means a director, senior officer or Management Company Employee of the Corporation, or a director, senior officer or Management Company Employee of the Corporation's subsidiaries;

(m) "Disinterested Shareholder Approval" means approval by a majority of the votes cast by all shareholders entitled to vote at a meeting of shareholders of the Corporation excluding votes attached to shares beneficially owned by insiders to whom options may be granted under this Plan and their Associates;

(n) "Distribution" has the meaning ascribed thereto by the Exchange;

(o) "Eligible Charitable Organization" means:

(i) any Charitable Organization or Public Foundation which is a Registered Charity, but is not a Private Foundation; or

(ii) a Registered National Arts Service Organization;

as such terms are defined in the Income Tax Act (Canada), as amended from time to time.

(p) "Eligible Person" means

(i) a Director, Officer, Employee, Consultant of the Corporation or its subsidiaries, if any, at the time the option is granted, and includes companies that are wholly owned by Eligible Persons; or

(ii) an Eligible Charitable Organization at the time the Option is granted;

as those terms are defined in Policy 4.4 - Security Based Compensation of the TSX Venture Exchange.

(q) "Employee" means, notwithstanding Section 1.1(p) above:

(i) an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii) an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(r) "Exchange" means the TSX Venture Exchange or the NEX board of the TSX Venture Exchange, as the context requires, and any successor entity or the Toronto Stock Exchange if the Corporation is listed thereon;

(s) "Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(t) "Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(u) "Insider" has the meaning ascribed thereto in TSX Venture Exchange Policy 1.1 - Interpretation;

(v) "Investor Relations Activities" has the meaning ascribed thereto in the TSX Venture Exchange's Corporate Finance Manual;

(w) "Laws" means currently existing applicable statutes, by-laws, rules, regulations, orders, ordinances or judgments, in each case of any Governmental Authority having the force of the law;

(x) "Management Company Employee" means an individual who is employed by a Person providing management services to the Corporation which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities;

(y) "Material Information" has the meaning ascribed thereto in the TSX Venture Exchange's Corporate Finance Manual;

(z) "Officer" means an officer of the Corporation or its subsidiaries, if any;

(aa) "Option" means a non-transferable and non-assignable option to purchase Common Shares granted to an Eligible Person pursuant to the terms of this Plan;

(bb) "Optionee" means an Eligible Person of an Option granted by the Corporation;

(cc) "Other Share Compensation Arrangement" means, other than this Plan and any Options, any stock option plan, stock options, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including but not limited to a purchase of Common Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(dd) "Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(ee) "Plan" means this incentive stock option plan;

(ff) "Private Foundation" means "private foundation" as defined in the Income Tax Act (Canada) as amended from time to time;

(gg) "Public Foundation" means "public foundation" as defined in the Income Tax Act (Canada) as amended from time to time;

(hh) "Registered Charity" means "registered charity" as defined in the Income Tax Act (Canada) as amended from time to time;

(ii) "Registered National Arts Service Organization" means "registered national arts service organization" as defined in the Income Tax Act (Canada) as amended from time to time;

(jj) "Security Based Compensation" has the meaning ascribed thereto in TSX Venture Exchange Policy 4.4 - Security Based Compensation;

(kk) "Security Based Compensation Arrangement" has the meaning ascribed thereto in TSX Venture Exchange Policy 4.4 - Security Based Compensation;

(ll) "Subsidiary" means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (British Columbia); and

(mm) "Termination Date" means the date on which an Optionee ceases to be an Eligible Person.

1.2 Interpretation

(a) References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

(b) If the Corporation is listed on the Toronto Stock Exchange, the provisions of this Plan as they relate to companies listed on Tier 1 of the TSX Venture Exchange shall apply.

ARTICLE 2 ESTABLISHMENT OF PLAN

2.1 Purpose

The purpose of this Plan is to advance the interests of the Corporation, through the grant of Options, by:

(a) providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation, its Affiliates and its subsidiaries, if any;

(b) encouraging Eligible Persons to remain with the Corporation, its Affiliates or its subsidiaries, if any; and

(c) attracting new Directors, Officers, Employees and Consultants.

2.2 Shares Reserved

(a) The maximum number of Shares that are issuable pursuant to this plan and all such Security Based Compensation Arrangements of the Corporation, in aggregate, is equal to up to a maximum of 10% of the Shares of the Corporation outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements, subject to such number of available Common Shares being adjusted pursuant to Section 2.2(b) below. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

(i) If the Corporation is listed on the NEX board of the TSX Venture Exchange, the maximum number of Options that may be reserved for issuance or issued in any 12-month period shall not exceed 10% of the issued and outstanding Common Shares of the Corporation.

(b) If there is a change in the issued and outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii) the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable and, if it relates to Investor Relations vesting provisions, then subject to the approval of the Exchange, and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Optionees as it shall deem advisable.

(c) No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(d) The Corporation shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 Effective Date and Term of the Plan

This Plan shall be effective on November 16, 2022, subject to shareholder approval and ratification by ordinary resolution at the Corporation's next annual meeting of shareholders and to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

As a "rolling up to 10%" Plan (as that term is defined in Policy 4.4 - Security Based Compensation of the TSX Venture Exchange), the Board will present this Plan for TSX Venture Exchange and shareholder approval on an annual basis. Failure to obtain any one of such approvals will suspend, but not terminate, the granting of further Options under the Plan until the requisite approvals are obtained.

ARTICLE 3 ADMINISTRATION OF PLAN

3.1 Administration

(a) This Plan shall be administered by the Board or any committee established by the Board for the purpose of administering this Plan. Subject to the provisions of this Plan, the Board shall have the authority:

(i) to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Optionee's rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited; and

(ii) to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 and 3.4 hereof.

(b) The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation, Eligible Persons, Optionees and all other Persons.

(c) For stock options granted to Employees, Consultants or Management Company Employees, the Corporation and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

3.2 Amendment, Suspension and Termination

The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate this Plan or any provision herein. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of such Optionee. If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

3.3 Compliance with Laws

(a) This Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign Laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any

Governmental Authority as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue or deliver Common Shares upon exercise of Options in violation of such Laws, policies, rules and regulations or any condition or requirement of such approvals.

(b) No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the applicable securities Laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to sell, issue or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c) Common Shares sold, issued and delivered to Optionees pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities Laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

3.4 Tax Withholdings

(a) Notwithstanding any other provision contained herein, in connection with the exercise of an Option by an Optionee from time to time, as a condition to such exercise the Corporation shall require such Optionee to pay to the Corporation or the relevant Affiliate an amount as necessary so as to ensure that the Corporation or such Affiliate, as applicable, is in compliance with the applicable provisions of any federal, provincial or local Laws relating to the withholding of tax or other required deductions relating to the exercise of such Options. In addition, the Corporation or the relevant Affiliate, as applicable shall be entitled to withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with the applicable provisions of any federal, provincial, local or foreign Laws relating to the withholding of tax or other required deductions relating to the exercise of such Options. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations or (b) selling on the Optionee's behalf, or requiring the Optionee to sell, any Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

ARTICLE 4 OPTION GRANTS

4.1 Eligibility and Multiple Grants

Options shall only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2 Option Agreement

Every Option shall be evidenced by an option agreement executed by the Corporation and the Optionee. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

4.3 Limitation on Grants and Exercises

(a) To any one Person. The aggregate number of Shares that are issuable pursuant to all Security based Compensation granted or issued in any 12 month period to any one Person (and where permitted, any companies that are wholly-owned by that Person) must not exceed 5% of the issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Person (unless the requisite disinterested shareholder approval is obtained).

(b) To Consultants. The maximum aggregate number of Shares of the Company that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the issued shares of the Corporation, calculated at the date any Security Based Compensation is granted or issued to the Consultant.

(c) To Insiders. the maximum aggregate number of Common Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) must not exceed 10% of the total number of Comon Shares of the Corporation at any point in time (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4 - Security Based Compensation of the TSX Venture Exchange). The maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued to Insiders of the Corporation (as a group) must not exceed 10% of the issued shares of the Corporation in any 12-month period (unless the requisite disinterested shareholder approval is obtained).

(d) To Persons conducting Investor Relations Activities. The aggregate number of Options granted to all Persons retained to provide Investor Relations Activities pursuant to this Plan and any other Share Compensation Arrangement must not exceed 2% of the issued shares of the Corporation in any 12-month period, calculated at the date an Option is granted to any such Person. If the Corporation is listed on the NEX board of the TSX Venture Exchange, no Options are permitted to be granted to Persons who provide Investor Relations Activities.

(e) To Eligible Charitable Organizations. The maximum aggregate number of Shares of the Corporation that are issuable pursuant to all outstanding Options granted to Eligible Charitable Organizations must not exceed 1% of the Shares of the Corporation, calculated as at the date such Options are granted to the Eligible Charitable Organization. As per s 4.5(c) of Policy 4.4 - Security Based Compensation of the TSX Venture Exchange, Options granted to Eligible Charitable Organizations will not be included within the limits prescribed by Section 2.2(a) above. Notwithstanding any other provision of this Plan, any Option granted to an Eligible Charitable Organization must expire on or before the earlier of the date that is 10 years from the date of grant of the Option and the 90th day following the date that the holder of the Option ceases to be an Eligible Charitable Organization.

ARTICLE 5 OPTION TERMS

5.1 Exercise Price

(a) Subject to a minimum exercise price of $0.05 per Common Share, the exercise price per Common Share for an Option shall be determined by the Directors or their delegates if any, but will in no event be less than the Market Price for the Common Shares (as defined by the policies of the Exchange) at the date of grant.

(b) If Options are granted within ninety days of a Distribution by the Corporation by prospectus, then the exercise price per Common Share for such Option shall not be less than the greater of the minimum exercise price calculated pursuant to subsection 5.1(a) herein and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such Distribution. Such ninety day period shall begin:

(i) on the date the final receipt is issued for the final prospectus in respect of such Distribution; or

(ii) in the case of an initial public offering, on the date of listing.

5.2 Expiry Date

Every Option granted shall, unless sooner terminated, have a term not exceeding and shall therefore expire no later than 10 years after the date of grant (subject to extension where the expiry date falls within a "blackout period", as discussed in subsection 5.7 hereof).

5.3 Vesting

(a) Subject to subsection 5.3(b) herein and otherwise in compliance with the policies of the Exchange, the Board shall determine the manner in which an Option shall vest and become exercisable.

(b) Options granted to Consultants performing Investor Relations Activities shall vest in stages over a period of not less than twelve months, such that:

(i) no more than 1/4 of the Options vest no sooner than three months after the Options were granted;

(ii) no more than 1/4 of the Options vest no sooner than six months after the Options were granted;

(iii) no more than 1/4 of the Options vest no sooner than nine months after the Options were granted;

(iv) the remainder of the Options vest no sooner than 12 months after the Options were granted.

5.4 Accelerated Vesting Event

Subject to subsection 5.3(b) and in compliance with the policies of the Exchange, upon the occurrence of an Accelerated Vesting Event, the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any Option, except pertaining to options granted to Consultants performing Investor Relations activities which will be subject to prior written Exchange approval, to make such changes to the terms of Options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of Options, conditionally or unconditionally; (b) terminating every Option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the Options are proposed to be granted to or exchanged with the holders of Options, which replacement options treat the holders of Options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Shares under such transaction; (c) otherwise modifying the terms of any Option to assist the holder to tender into any takeover bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any Option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of this Plan be final, conclusive and binding.

5.5 Non-Assignability

Options may not be assigned or transferred.

5.6 Ceasing to be Eligible Person

(a) If an Optionee who is a Director, Officer, Employee or Consultant is terminated for cause, each Option held by such Optionee shall terminate and therefore cease to be exercisable upon such termination for cause.

(b) If an Optionee dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Optionee shall be exercisable by the heirs or administrators of such Optionee and shall terminate and therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months from the date of the Optionee's death.

(c) Unless an option agreement specifies otherwise, if an Optionee ceases to be an Eligible Person for any reason other than death or termination for cause, each Option held by the Optionee other than an Optionee who is involved in Investor Relations Activities will cease to be exercisable 90 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board. For Optionees involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board.

(d) If any portion of an Option is not vested at the time an Optionee ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Optionee or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the Optionee or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates.

(e) A Charitable Option must expire after the earlier of a date that is not more than 10 years from the grant date of the Charitable Option and the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

(f) Notwithstanding the foregoing, the vesting of any Option held by an Eligible Person engaged in Investor Relations Activities may not be accelerated without prior Exchange approval.

(g) Notwithstanding any other provision in this section, the expiry date of any Option held by an Optionee shall not exceed 12 months following the date on which the Optionee ceases to be an Eligible Person under this Plan.

5.7 Blackout Periods

An Option will be automatically extended past the expiry date of an Option governed by the Plan if such expiry date falls within a period (a "blackout period") during which the Corporation prohibits Optionees from exercising their Options provided that the following requirements are satisfied:

(a) The blackout period must be formally imposed by the Corporation pursuant to its internal trading policies. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the expiry date of any Options will not be automatically extended in any circumstances.

(b) The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected Options can be extended to no later than ten (10) business days after the expiry of the blackout period.

(c) The automatic extension of an Optionee's Options will not be permitted where the Optionee or the Corporation is subject to a cease trade order (or similar order under securities Laws) in respect of the Corporation's securities.

ARTICLE 6 EXERCISE PROCEDURE

6.1 Exercise Procedure

An Option may be exercised from time to time, and shall be deemed to be validly exercised by the Optionee only upon the Optionee's delivery to the Corporation at its head office of:

(a) a written notice of exercise addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

(b) a signed option agreement with respect to the Option being exercised;

(c) a certified cheque or bank draft made payable to the Corporation for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised, together with the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable Laws; and

(d) documents containing such representations, warranties, agreements and undertakings, including such as to the Optionee's future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the Laws of any jurisdiction;

and on the business day following, the Optionee shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Corporation shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Optionee.

6.2 Cashless Exercise

Notwithstanding any other provision herein, subject to the rules and policies of the Exchange, an Optionee entitled to exercise an Option, may elect to deal with such Option on a "cashless exercise" basis. Such right (the "Cashless Exercise Right"), if any, grants an Optionee the right to engage a broker acceptable to the Corporation to sell such number of Shares as is necessary to raise an amount equal to the aggregate exercise price for all Options being exercised by that Optionee and any applicable tax withholdings. Subject to the terms of the Option as determined by the Board, the Participant may authorize the broker to sell shares on the open market and forward the proceeds to the Corporation to satisfy the exercise price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the option agreement.

6.3 Hold Periods

In addition to any resale restrictions under securities laws, an Option may be subject to a four-month Exchange Hold Period (as that term is defined in Policy 1.1 - Interpretation of the TSX Venture Exchange), commencing on the date the Option is granted.

ARTICLE 7 AMENDMENT OF OPTIONS

7.1 Consent to Amend

The Board may amend any Option with the consent of the affected Optionee and the Exchange, including any shareholder approval required by the Exchange. For greater certainty, Disinterested Shareholder Approval is required for any reduction in the exercise price of an Option, or the extension of the term of an Option, if the Optionee is an Insider at the time of the proposed amendment.

7.2 Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 8 MISCELLANEOUS

8.1 Amendment of Option or Plan

The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and any Certificate relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(a) Except in compliance with applicable law and with the prior approval, if required, of the TSX Venture Exchange or any other regulatory body having authority over the Corporation, the Plan or the Shareholders; and

(b) In the case of an amendment or revision, if it materially adversely affects the rights of any Participant, without the consent of the Participant.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of the termination will continue in effect as long as any Option, or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

Subject to any applicable rules of the TSX Venture Exchange, the Board may from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments:

(a) Amendments to fix typographical errors; and

(b) Amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions.

Disinterested Shareholder Approval is required for the following amendments to the Plan;

(a) Any individual grant that would result in any of the limitations set forth in this Plan being exceeded;

(b) Any amendment to Options held by Insiders that would have the effect of decreasing the exercise price of the Options or RSUs;

(c) Any extension of the Expiry Date of an Option held by an Insider.

8.2 No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon an Optionee any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Optionee shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

8.3 No Right to Employment

Nothing in this Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Optionee's employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

8.4 Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

SCHEDULE "D"
HIVE DIGITAL TECHNOLOGIES LTD.
RSU PLAN

 [See attached.]

HIVE DIGITAL TECHNOLOGIES LTD. 2023
RESTRICTED SHARE UNIT PLAN

Approved by the Board of Directors Effective August 25, 2022.

Last Approved by Shareholders on [ ], 2023

Approved by the TSX Venture Exchange on September 11, 2023

HIVE DIGITAL TECHNOLOGIES LTD.
2023 RESTRICTED SHARE UNIT PLAN

1. INTERPRETATION

1.1 Restricted Share Unit Plan

The plan herein described shall be called the "Restricted Share Unit Plan" and is referred to herein, as may be amended from time to time, as the "Plan".

1.2 Definitions

For the purposes of the Plan, unless there is something in the subject matter or context inconsistent therewith the following terms shall have the following meanings:

"Account" means the account set up on behalf of each Participant in accordance with Section 4.1(b);

"Applicable Law" means all applicable federal, provincial and foreign laws and any regulations, instruments or orders enacted thereunder, and the rules, regulations and policies of the Stock Exchange;

"Black Out Period" means a period when a Participant is prohibited from trading in the Company's securities pursuant to a restriction imposed by the Company;

"Board" or "Board of Directors" means the Board of Directors of the Company, as constituted from time to time;

"Change of Control" means an occurrence when either:

(a) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(b) an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination;

(c) the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than a subsidiary of the Company or other than in the ordinary course of business of the Company; or

(d) a majority of the directors elected at any annual or special meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board;

"Committee" means a committee of the Board appointed in accordance with the Plan, or if no such Committee is appointed, then the Board itself;

"Company" means HIVE Digital Technologies Ltd. and any successor company thereto;

"Consultant" has the meaning given to it in TSXV Policy 4.4, and includes a "Consultant Company" within the meaning of such policy, as such policy may be amended, supplemented or replaced from time to time;

"Director" has the meaning given to it in TSXV Policy 4.4 as such policy may be amended, supplemented or replaced from time to time;

"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

"Eligible Person" means, at the Grant Date, any Employee, Director or Consultant (other than persons who are Investor Relations Service Providers) of the Company or its Subsidiaries at the time of grant;

"Employee" has the meaning given to it in TSXV Policy 4.4 as such policy may be amended, supplemented or replaced from time to time;

"Grant Date" means the effective date on which RSUs are awarded to a Participant in accordance with Section 4.5;

"Insider" means: (i) a Director or officer of the Company; (ii) a Director or officer of a company that is an Insider or subsidiary of the Company; (iii) a person that beneficially owns or controls, or has a combination of beneficial ownership of, and control and direction over, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company; and (iv) the Company itself if it holds any of its own securities;

"Investor Relations Service Providers" has the meaning given to it in TSXV Policy 4.4 as such policy may be amended, supplemented or replaced from time to time;

"Market Price" means, with respect to the Shares on a particular date, the price per Share computed on the basis of the closing price of the Shares on the Stock Exchange for the most recent trading day preceding the relevant date; provided that in the event the Market Price would be determined with reference to a period commencing after a fiscal quarter end of the Company and ending prior to the public disclosure of interim financial statements for such quarter (or annual financial statements in the case of the fourth quarter), the calculation of the Market Price will be made with reference to the higher of the last closing price of the Shares on the Stock Exchange for the most recent trading day preceding the relevant date and the fifth trading day immediately following the date of public disclosure of the financial statements for that quarter;

"Participant" means an Eligible Person to whom or which RSUs have bee granted;

"Performance Conditions" shall have the meaning given in Section 4.5(c) herein;

"Performance Period" means a period designated by the Board in accordance with Section 3.2 that commences on the designated Grant Date and ends within three years following the end of the year of the Grant Date;

"Person or Entity" means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person or Entity;

"Plan Limit" means the maximum number of Shares that are issuable under the Plan in accordance with Section 4.2;

"Regulatory Approval" means the approval under Applicable Law of the Stock Exchange and any other regulatory authority or governmental agency that may have lawful jurisdiction over the Plan and any RSUs issued hereunder;

"RSU Agreement" means an agreement, substantially in the form of the agreement set out in Schedule A, between the Company and a Participant setting out the terms of the RSUs granted to the Participant;

"Restricted Share Unit" or "RSU" has the meaning ascribed thereto in TSXV Policy 4.4 - Security Based Compensation;

"Securities Act" means the Securities Act (British Columbia), as amended from time to time;

"Security Based Compensation" has the meaning ascribed thereto in TSXV Policy 4.4 - Security Based Compensation;

"Security Based Compensation Arrangement" means any share option, share option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, Employees or Consultants of the Company or its Related Entities;

"Shareholder Approval" means approval by the Company shareholders in accordance with the rules of the Stock Exchange;

"Shares" means common shares in the capital of the Company;

"Subsidiary" means a wholly-owned or controlled subsidiary corporation of the Company;

"Stock Exchange" means the TSXV or any other stock exchange on which the Shares are then listed for trading, as applicable;

"Stock Option Plan" means the Company's stock option plan originally approved by the shareholders of the Company on August 23, 2017, as may be subsequently amended;

"TSXV" means the TSX Venture Exchange.

1.3 Use of Gender and Number

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.4 Governing Law

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

2. ESTABLISHMENT OF THE PLAN

2.1 Establishment and Purpose of the Plan

The purpose of the Plan is to assist and encourage Directors, Employees and Consultants of the Company and its Subsidiaries to work towards and participate in the growth and development of the Company and its Subsidiaries and provide such persons with the opportunity to acquire an ownership interest in the Company.

2.2 Effective Date

The Plan shall be effective when approved by the shareholders of the Company and the TSXV. Once effective, the Board may, in its discretion, at any time, and from time to time, issue Restricted Share Units to Eligible Persons as it determines appropriate under this Plan.

2.3 Eligibility

RSUs may be granted hereunder to Eligible Persons from time to time by the Board, subject to the limitations set forth in herein, but may not be granted when that grant would be prohibited by or in breach of Applicable Law or any Black Out Period then in effect.

3. ADMINISTRATION

3.1 Use of Committees

The Board may delegate all or such portion of its powers hereunder as it may determine to the Committee, either indefinitely or for such period of time as it may specify and thereafter the Committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do. If a Committee is appointed for this purpose, all references herein to the Board will be deemed to be references to such Committee.

3.2 Authority of the Board

The Board shall be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Subject to the limitations of the Plan, without limiting the generality of the foregoing, the Board has the power and authority to:

(a) determine which Eligible Persons are to be granted RSUs and the number of RSUs to be issued to those Eligible Persons;

(b) determine the terms under which such RSUs are granted including, without limitation, those related to the Performance Period, vesting, Performance Conditions and forfeiture;

(c) prescribe the form of RSU Agreement with respect to a particular grant of RSUs;

(d) interpret the Plan and determine all questions arising out of the Plan and any RSUs granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Company and all other affected persons;

(e) prescribe, amend and rescind rules and procedures relating to the Plan;

(f) subject to the provisions of the Plan and subject to such additional limitations and restrictions as the Board may impose, delegate to one or more officers of the Company some or all of its authority under the Plan; and

(g) employ such legal counsel, independent auditors, third party service providers and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received therefrom.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons, including, in particular and without limitation, the Participants.

4. GRANT OF RSUs

4.1 RSU Agreement and Account

(a) Upon the grant of the RSUs, the Company will deliver to the Participant an RSU Agreement dated as of the Grant Date, containing the terms of the RSUs and executed by the Company, and upon delivery to the Company of the RSU Agreement executed by the Participant, such Participant will be a Participant in the Plan and have the right to receive Shares or, at the sole discretion of the Company, cash on the terms and conditions set out in the RSU Agreement and in the Plan. Subject to any specific variations approved by the Board, all terms and conditions set herein will be deemed to be incorporated into and form part of each RSU Agreement made here under.

(b) An account ("Account") shall be maintained by the Company for each Participant and will show the RSUs credited to a Participant from time to time.

4.2 Shares Reserved

The maximum number of Shares that are issuable pursuant to this plan and all such Security Based Compensation Arrangements of the Company, in aggregate, is equal to up to a maximum of 10% of the Shares of the Company outstanding as at the date of grant or issuance of any Security Based Compensation under any of such Security Based Compensation Arrangements.

4.3 Status of Terminated RSUs

For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Company and/or cancelled shall be added back to the Plan Limit and again be available for future grant, whereas the number of Shares underlying any grants of RSUs that are issued shall not be available for future grant.

4.4 Limitations of RSUs to any One Person and to Insiders

(a) Unless disinterested Shareholder Approval is obtained (or unless permitted otherwise by the rules of the Stock Exchange):

(i) the maximum number of Shares which may be reserved for issuance to Insiders under the Plan, together with any other Security Based Compensation Arrangement, may not exceed 10% of the issued Shares at any point in time;

(ii) the maximum aggregate number of Common Shares of the Corporation that are issuable pursuant to all RSUs granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the total Common Shares of the Corporation, calculated as at the date any RSU is granted or issued to any Insider (unless the Issuer has obtained the requisite disinterested Shareholder approval pursuant TSXV Policy 4.4 - Security Based Compensation); and

(iii) the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation ranted or issued in any 12 month period to any one Person (and where permitted, any companies that are wholly owned by that Person) must not exceed 5% of the issued Shares of the Company, calculated as at the date any Security Based Compensation is granted or issued to the Person (unless the company has obtained the requisite disinterested Shareholder approval).

(b) For so long as the Company is subject to the requirements of the TSXV (unless permitted otherwise by the rules of the TSXV), the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the issued Shares of the Company, calculated as at the date any Security Based Compensation is granted or issued to the Consultant.

(c) For RSUs granted to Employees, Consultants or Management Company Employees, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

4.5 Investor Relations Service Providers are not eligible to receive RSUs under this Plan.Grant and Vesting of RSUs

(a) The Board may in its own discretion, at any time, and from time to time, grant RSUs to Eligible Persons as it determines appropriate, subject to the limitations set out in this Plan. The Board may designate one or more Performance Periods under the Plan. In respect of each designated Performance Period and subject to the terms of the Plan, the Board may from time to time establish the Grant Date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

(b) The Board shall make all other determinations with respect to the Performance Period as the Board considers in its sole discretion to be necessary or desirable under the Plan, including, without limitation, the date or dates within such Performance Period and such other terms and conditions, if any, on which all or a portion of such RSUs credited to a Participant's Account shall vest (to be set forth in the RSU Agreement), provided that no RSUs may vest when prohibited by or in breach of Applicable Law. For the avoidance of doubt, the Participant must continue to be an Eligible Person as at the expiry of the Performance Period, in order for the RSU to vest.

(c) At the time a grant of a Restricted Share Unit is made, the Board may, in its sole discretion, establish such performance conditions for the vesting of Restricted Share Units as may be specified in the RSU Agreement (the "Performance Conditions"). The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any Performance Conditions. The Board may determine that a Restricted Share Unit shall vest in whole or in part upon achievement of any one Performance Condition or that two or more Performance Conditions must be achieved prior to the vesting of a Restricted Share Unit. Performance Conditions may differ for Restricted Share Units granted to any one Participant or to different Participants.

(d) Notwithstanding any other provision of the Plan, the Board may in its sole and absolute discretion accelerate and/or waive any vesting or other conditions, including Performance Conditions, for all or any RSUs for any Participant at any time and from time to time.

(e) In no circumstances will RSUs credited to a Participant's Account in respect of a Performance Period vest after three years following the end of the year of the Grant Date.

(f) Any RSUs in respect of a Performance Period that are not vested within three years following the end of the year of the Grant Date shall be cancelled and no vesting, payment or issuance shall be made under the Plan in respect of such RSUs.

(g) Notwithstanding any other provision in this Plan (for greater certainly, including Sections 4.6 and 4.7), at no time may an RSU vest before the date which is one year following the Grant Date.

4.6 Third Party Offer

Subject to Section 4.5(g), if an offer to purchase all of the outstanding Shares of the Company is made by a third party, the Board may, to the extent permitted by Applicable Law and upon giving each Participant written notice to that effect, effect the acceleration of the vesting of RSUs granted under the Plan. All determinations of the Board under this Section will be final, binding and conclusive for all purposes.

4.7 Change of Control

Subject to Section 4.5(g), on the occurrence of a Change of Control, all the RSUs at that time outstanding but unvested shall automatically and irrevocably become vested in full.

4.8 Delivery of Shares or Cash

(a) RSUs shall vest pursuant to the vesting schedule set out in a Participant's RSU Agreement and, subject to Black Out Periods, the Company shall redeem such RSUs only at the end of the Performance Period pertaining to the RSUs and issue from treasury one Share for each full RSU that has vested without any further action on the part of the Participant. The Shares issued upon redemption of RSUs shall be registered according to the information in the Company's records for a Participant. No partial RSUs may be issued. Notwithstanding the foregoing, at the sole election of the Company, the Company may redeem all or part of the vested RSUs by making a lump sum payment at the end of the Performance Period pertaining to the RSUs in respect of all RSUs to be redeemed at such time, equal to the amount determined by multiplying the number of RSUs in the Participant's Account that are vested on such vesting date by the Market Price of a Share on such vesting date.

(b) Notwithstanding Section 4.8(a) and Section 4.8(d), all redemptions under this Section 4.8 in respect of RSUs in Participants' Accounts that have vested in respect of a Performance Period shall be redeemed within three years following the end of the year in which such RSUs were awarded pursuant to Section 4.5.

(c) Upon delivery of Shares and/or cash in satisfaction of RSUs, such RSUs shall be cancelled from the Participant's Account.

(d) Subject to Section 4.8(b), if the applicable redemption date for RSUs occurs during or within 10 business days of the expiration of a Black Out Period applicable to such Participant, then the redemption date for such RSUs shall be extended to the close of business on the tenth business day following the expiration of the Black Out Period.

4.9 Tax and Tax Withholding

Notwithstanding any other provision contained herein, in connection with the exercise of an RSU by a Participant for Shares of the Company pursuant to Section 4.8(a) hereof, as a condition to such exercise: (i) the Company shall require such Participant to pay or cause to be paid to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions in connection with the exercise of such RSUs (the "Source Deductions"); or (ii) in the event a Participant does not pay or cause to be paid the amount specified in (i), then the Company shall be permitted to: (x) engage a broker or other agent on behalf of the Participant, at the risk and expense of the Participant, to sell a portion of the underlying Shares issued on the exercise of such RSU through the facilities of the Stock Exchange, and to apply the proceeds received on the sale of such underlying Shares as necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of such RSUs, or (y) reduce the number of Shares to be issued to a Participant in respect of redeemed RSUs in an amount that is equal in value to the cash amount of the Source Deductions and pay the Source Deductions in cash as necessary. In addition, the Company shall be entitled to withhold from any amount payable to a Participant, such amount as may be necessary so as to ensure that the Company is in compliance with the applicable Source Deductions relating to the exercise of any RSU.

Notwithstanding the above, in the event of any contradiction between this provision and TSXV Policy 4.4 - Security Based Compensation, the TSXV Policy 4.4 shall prevail.

4.10 Termination of Employment

As may be specified in the applicable RSU Agreement:

(a) upon the voluntary resignation or the termination for cause of a Participant, all of the Participant's RSUs which remain unvested in the Participant's Account shall be forfeited without any entitlement to such Participant. If the Participant has an employment or consulting agreement with the Company, the term "cause" shall include any meaning given to that term in the employment or consulting agreement or, if such term is not defined in such agreement, shall mean any ground which would justify the services of the Participant to be terminated without notice or payment in lieu and/or shall have the meaning given to such term under any Applicable Law; and

(b) upon the termination without cause, the Disability, or the death of a Participant, the Participant or the Participant's beneficiary, as the case may be, shall for each grant of RSUs, have a number of RSUs become vested equal to: (A x B/C) - D, where:

A = the original number of RSUs granted;
B = the number of completed months of employment since the Grant Date;
C = the number of total months required to achieve the full vesting of such grant of RSUs;
D = the number of RSUs that have become vested and were previously settled in accordance with the Plan.

Such vested RSUs shall be settled in accordance with Section 4.8.

4.11 No Compensation for Cancelled RSUs Awards

A Participant ceases to be an Eligible Person on the Participant's last day of actual and active employment with the Company or a Subsidiary. For the purposes of the Plan, no period of notice of termination of employment that is or ought to have been given to a Participant after the date on which the Participant ceases to be an Eligible Person shall be included in determining the Participant's entitlement under the Plan. Section 4.11 applies regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the RSUs to vest with the Participant. All RSUs will cease to vest as at the date upon which the Participant ceases to be an Eligible Person. Participants will not be entitled to any compensation in respect of any part of the RSUs which was not vested.

4.12 Non-Transferability of RSUs

RSUs accruing to any Participant in accordance with the terms and conditions of this RSU Plan shall not be transferable or assignable except by will or by the laws of descent and distribution. During the lifetime of a

Participant, all benefits and rights granted under this RSU Plan may only be exercised by the Participant.

5. AMENDMENT

5.1 Amendments

The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any RSU granted under the Plan and any Certificate relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(a) Except in compliance with applicable law and with the prior approval, if required, of the TSX Venture Exchange or any other regulatory body having authority over the Corporation, the Plan or the Shareholders; and

(b) In the case of an amendment or revision, if it materially adversely affects the rights of any Participant, without the consent of the Participant.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of the termination will continue in effect as long as any RSU, or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the RSU as they would have been entitled to make if the Plan were still in effect.

Subject to any applicable rules of the TSXV, the Board may from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments:

(a) Amendments to fix typographical errors; and

(b) Amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions.

Disinterested Shareholder Approval is required for the following amendments to the Plan;

(a) Any individual grant that would result in any of the limitations set forth in this Plan being exceeded; or

(b) Any extension of the Expiry Date of an RSU held by an Insider.

5.2 Termination

The Board may terminate the Plan at any time in its absolute discretion. If the Plan is so terminated, no further RSUs shall be granted, but the RSUs then outstanding shall continue in full force and effect in accordance with the provisions of the Plan. For the purposes of this Section 5.2, an amendment does not include an accelerated expiry of an RSU by reason of the fact that a Director, Employee or Consultant ceases to be a Participant.

6. ADJUSTMENT TO SHARES

6.1 Adjustments

Subject to the approval of the TSXV, appropriate adjustments in the Plan Limit and the number of Shares issuable on redemption of RSUs, will be conclusively determined by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other relevant changes in the capital of the Company or from a proposed merger, amalgamation or other corporate arrangement or reorganization involving the exchange or replacement of Shares of the Company for those in another corporation. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

6.2 Further Adjustments

Subject to Section 6.1 and Applicable Law, if, because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares of the Company for those in another corporation is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unvested RSUs and rights granted under the Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such RSUs and the time for the fulfilment of any conditions or restrictions on such vesting. All determinations of the Board under this Section will be final, binding and conclusive for all purposes.

6.3 Limitations

The grant of RSUs under the Plan will in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

7. GENERAL

7.1 Unfunded and Unsecured Plan

The Plan shall be unfunded and neither the Company nor any of its Related Entities will secure the Company's obligations under the Plan. To the extent any Participant or his or her estate holds rights by virtue of an award of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

7.2 Compliance with Legislation

The Plan, the grant and vesting of RSUs hereunder and the Company's obligation to sell and deliver Shares in accordance with the provisions of the Plan is subject to Applicable Law and to such Regulatory Approvals as may, in the opinion of counsel to the Company, be required. Each RSU Agreement will contain such provisions as in the opinion of the Board are required to ensure that no Shares are issued in respect of an RSU unless the issuance of such Shares will be exempt from all registration, qualification and prospectus requirements of securities laws of any jurisdiction and will be permitted under Applicable Law. The Company shall not be obliged by any provision of the Plan or the grant of any RSU hereunder to issue, sell or transfer Shares in violation of Applicable Law or any condition of any Regulatory Approval. No RSU shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Shares under the securities laws of any jurisdiction and any purported grant of any RSU or issue, sale or transfer of Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with the Stock Exchange. Shares issued and sold to Participants pursuant to the provisions of the Plan may be subject to limitations on sale or resale under Applicable Law. In particular, if required by Applicable Law, an RSU Agreement may provide that shareholder approval to the grant of an RSU must be obtained prior to the vesting of the RSU or to the amendment of an RSU Agreement.

7.3 Non-Exclusivity

Nothing contained in the Plan will prevent the Board from adopting other or additional Security Based Compensation Arrangements, subject to obtaining prior Regulatory Approval and, if required, Shareholder Approval.

7.4 Employment and Services

Nothing contained in the Plan or in any RSU Agreement will confer upon or imply in favour of any Eligible Person or Participant any right with respect to office, employment or provision of services with the Company or of any Subsidiary or interfere in any way with the right of the Company or any Subsidiary to lawfully terminate the Eligible Person or Participant's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Eligible Person will be voluntary.

7.5 Change of Status

Unless otherwise provided for herein or in an RSU Agreement, a change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which an RSU was granted to such Participant will not result in a change in the terms of such RSU provided that such Participant remains an Eligible Person.

7.6 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the RSUs or the Shares issued or issuable thereunder or the tax consequences to a Participant. Compliance with Applicable Law as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

7.7 Rights as a Shareholder

Nothing contained in the Plan nor in any RSU granted thereunder shall be deemed to give any Participant any interest or title in or to any Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than with respect to Shares issued in accordance with the provisions of the Plan.

7.8 Discretion of Board

The awarding of RSUs to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

7.9 Notices

The form of all communication relating to the Plan shall be in writing and delivered by recognized overnight courier, certified mail, fax or electronic mail to the proper address or, optionally, to any individual personally. Except as otherwise provided in any RSU Agreement, all notices to the Company or the Board shall be addressed to: c/o the Company at its offices located at HIVE Digital Technologies Ltd., Suite 855, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 , Attn: Chief Financial Officer. All notices to Participants, former Participants, beneficiaries or other persons acting for or on behalf of such persons that are not delivered personally to an individual shall be addressed to such person by the Company or its designee at the last address for such person maintained in the records of the Board or the Company.

SCHEDULE A TO RESTRICTED SHARE UNIT PLAN FORM OF
RESTRICTED SHARE UNIT PLAN AGREEMENT HIVE DIGITAL
TECHNOLOGIES LTD.

This RSU Agreement is entered into between HIVE Digital Technologies Ltd. (the "Company") and  [INSERT NAME OF ELIGIBLE PERSON] (the "Eligible Person"), pursuant to the Company's Restricted Share Unit Plan (the "Plan"), a copy of which is attached hereto, and confirms that on  [INSERT GRANT DATE ] (the "Grant Date"), the Eligible Person was granted  [INSERT NUMBER OF RSUs ] Restricted Share Units ("RSUs"), in accordance with the terms of the Plan.

The RSUs will vest as follows:

Number of RSUs	Date of Vesting	Performance Condition to be Satisfied
•	•
•	•

all on the terms and subject to the conditions set out in the Plan.

The Performance Period for this grant of RSUs commences on the Grant Date and ends at the close of business on

• [INSERT DATE, WHICH MUST BE WITHIN THREE YEARS FOLLOWING THE END OF THE YEAR OF THE GRANT DATE].

By signing this agreement, the Eligible Person:

(a) acknowledges that he or she has read and understands the Plan, agrees with the terms and conditions thereof which shall be deemed to be incorporated into and form part of this RSU Agreement (subject to any specific variations contained in this RSU Agreement);

(b) acknowledges that the RSUs are subject to certain terms conditions relating to the Eligible Person's status as an Employee, Director or Consultant of the Company or a Subsidiary, and understands that if he or she ceases to be an Employee, Director or Consultant of the Company or a Subsidiary, the RSUs may be cancelled or forfeited;

(c) acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise of any RSU, as provided in Section 4.9 of the Plan;

(d) agrees that an RSU does not carry any voting rights;

(e) acknowledges that his or her participation in the Plan is voluntary and has not been induced as a condition of employment or engagement, or continued employment or engagement.

By signing this RSU Agreement, the undersigned also provides its express written consent to:

(a) the disclosure of Personal Information (as defined below) by the Company to the TSX Venture Exchange (the "Exchange") with respect to any and all forms required to be filed by the Company with the Exchange with respect to the grant of this RSU; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A of the Corporate Finance Manual of the Exchange, or as otherwise identified by the Exchange, from time to time.

"Personal Information" means any information about an identifiable individual, and includes the information contained in any materials to be filed by the Company with the Exchange.

IN WITNESS WHEREOF the Company and the Eligible Person have executed this RSU Agreement as of

______________________, 20_____.

HIVE DIGITAL TECHNOLOGIES LTD.

Authorized Signatory Name: Title:

Name of Eligible Person

Signature of Eligible Person

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your RSUs.

SCHEDULE "E"
HIVE DIGITAL TECHNOLOGIES LTD.
BOARD DIVERSITY MATRIX PURSUANT TO NASDAQ RULES 5605(F) AND 5606

Board Diversity Matrix (as of October 31, 2024)
pursuant to Nasdaq Rules 5605(f) and 5606

Country of Principal Executive Offices:	Canada
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	4

The following tables disclosure summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Listing Rules 5605(f) and 5606. Each term used in the table has the meaning given to it in Rule 5605(f) and the related instructions.

Part 1: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Number of Directors	1	3	0	0

Part 2: Demographic Background
Number of Directors
Underrepresented Individual in Home Country Jurisdiction[1]	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

1An individual belonging to an underrepresented group based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in Canada.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on December 9, 2024 at 11:00 a.m.

(Toronto time)

	Registered Shareholders	Beneficial Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
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Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
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